UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

First half of 2005

H1
05

Group-Report
January 1 to June 30, 2005

Deutsche Telekom

First half of 2005

Deutsche Telekom at a glance. (1)

(a)                                  For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(1)                                  All figures have been shown according to IFRS since the first quarter of 2005. For further information, please refer to “Transition to IFRS,” page 70 et seq.

First half of 2005

Deutsche Telekom at a glance.

At a glance

		Second quarter of 2005			First half of 2005
IFRS		Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Net revenue		14,748	14,377	2.6	29,124	28,267	3.0	57,360
Domestic		8,522	8,675	(1.8)	17,121	17,186	(0.4)	34,748
International		6,226	5,702	9.2	12,003	11,081	8.3	22,612
Profit from operations (EBIT)		2,609	1,284	n.a.	4,949	3,700	33.8	6,261
Special factors affecting EBIT(a)		(6)	(1,278)	99.5	(26)	(1,347)	98.1	(3,937)
Adjusted profit from operations (EBIT)(a)		2,615	2,562	2.1	4,975	5,047	(1.4)	10,198
Adjusted EBIT margin(a)%		17.7	17.8		17.1	17.9		17.8
Financial expense, net		(782)	(696)	(12.4)	(1,503)	(1,920)	21.7	(2,743)
Profit before income taxes		1,827	588	n.a.	3,446	1,780	93.6	3,518

Depreciation, amortization and impairment losses		(2,610)	(3,714)	29.7	(5,168)	(5,904)	12.5	(13,128)
of property, plant and equipment		(1,986)	(1,957)	(1.5)	(3,931)	(3,846)	(2.2)	(7,656)
of intangible assets		(624)	(1,757)	64.5	(1,237)	(2,058)	39.9	(5,472)
EBITDA(b)		5,219	4,998	4.4	10,117	9,604	5.3	19,389
Special factors affecting EBITDA(a),(b)		(6)	75	n.a.	(26)	6	n.a.	(228)
Adjusted EBITDA(a),(b)		5,225	4,923	6.1	10,143	9,598	5.7	19,617
Adjusted EBITDA margin(a),(b)%		35.4	34.2		34.8	34.0		34.2
Net profit		943	577	63.4	1,953	1,209	61.5	1,564
Special factors(a)		(6)	(645)	99.1	2	(704)	n.a.	(2,093)
Adjusted net profit(a)		949	1,222	(22.3)	1,951	1,913	2.0	3,657
Earnings per share/ADS(c) basic and diluted	%	0.22	0.14	57.1	0.46	0.29	58.6	0.38

Cash capex(d)		(1,824)	(1,576)	(15.7)	(4,915)	(2,928)	(67.9)	(6,410)
Net cash from operating activities		3,639	2,900	25.5	5,815	7,204	(19.3)	16,720
Free cash flow (before dividend payments)(e)		1,815	1,324	37.1	900	4,276	(79.0)	10,310

Equity ratio	%	—	—		36.7	34.0		34.6
Net debt(e)		—	—		44,533	47,067	(5.4)	39,543

Number of employees at balance sheet date

Number of fixed-network and mobile customers

		June 30, 2005	Mar. 31, 2005	Change June 30, 2005/ Mar. 31, 2005%	Dec. 31, 2004	Change June 30, 2005/ Dec. 31, 2004%	June 30, 2004	Change June 30, 2005/ June 30, 2004%
Deutsche Telekom Group		244,277	243,784	0.2	244,645	(0.2)	247,830	(1.4)
Non-civil servants		197,644	197,123	0.3	197,482	0.1	199,866	(1.1)
Civil servants		46,633	46,661	(0.1)	47,163	(1.1)	47,964	(2.8)

Telephone lines(f)	(millions)	56.1	56.6	(0.9)	57.2	(1.9)	57.7	(2.8)
Broadband lines (in operation)(f)	(millions)	7.1	6.7	6.0	6.1	16.4	4.9	44.9
Mobile customers(g)	(millions)	80.9	79.0	2.4	77.6	4.3	73.5	10.1

First half of 2005

(a)                                  For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as special factors affecting profit/loss and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)                                 Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses.

(c)                                  One ADS (American Depositary Share) corresponds in economic terms to one ordinary share of Deutsche Telekom AG.

(d)                                 Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)                                  For detailed information, please refer to “Reconciliation of pro forma figures”, page 43 et seq.

(f)                                    Telephone lines of the Group (including ISDN channels), including for internal use. Including Telekom Montenegro as of the second quarter of 2005; prior-quarter and prior-year comparatives have not been adjusted.

(g)                                 Number of customers of the fully consolidated mobile communications companies of the Mobile Communications business area. MONET (Telekom Montenegro Group) customers included for the first time as of June 30, 2005. Prior-period comparatives have been adjusted.

First half of 2005

Excellence.

A far-reaching transformation program known as the Excellence Program for Deutsche Telekom was launched at the beginning of 2005. It supports the successful realization of the growth potential that emerged following the strategic realignment of the Group towards three growth areas: Broadband/Fixed Network, Mobile Communications and Business Customers.

Deutsche Telekom is pursuing the goal of becoming Europe’s fastest growing integrated provider of telecommunications services on the basis of the opportunities emerging from the realigned structure. The key to achieving sustained profitable growth is to orient the Group more consistently to the needs of the customer and increase customer satisfaction.

The Excellence Program has three key elements, which, if successfully implemented, will help Deutsche Telekom achieve its strategic goals:

•              Growth programs of the three strategic business areas;

•              Group-wide initiatives to tap the potential of the entire Group; and

•              Changing our corporate culture on a sustained basis to achieve excellence from the customer’s perspective.

Growth programs.

In the Broadband/Fixed Network strategic business area, “Re-Invent” is T-Com’s program for achieving a profound change. The cornerstones of the program are activities for more innovation and growth, measures aimed at increasing efficiency and quality as well as a major change in culture, putting the customer at the center of our thinking. For T-Com, expanding its portfolio of integrated products on the basis of broadband communication is an important factor in the drive for growth. It is expanding its existing broadband portfolio with this in mind. The introduction of T-DSL 6000, for example, doubles the maximum available downstream bandwidth.

T-Mobile is anticipating future market developments with “Save for Growth.” Savings of approximately EUR 1 billion per year are planned in the medium term, a significant proportion of which will be reinvested in measures to safeguard T-Mobile’s market position and achieve growth targets. The main focuses are: attractive, simple mobile communications rates, further development of the mobile Internet and the seamless integration of various network platforms (seamless mobility). The first results are already apparent for our customers: Besides the new rate variants Relax 50 eco and Relax 100 eco, the range of target group-specific products was further expanded with the CombiCard Teens and the Relax Local rate. The launch of the innovative “web’n’walk” product marked the start of open, easy-to-use mobile Internet access.

With “Focus on Growth”, T-Systems is pursuing its goal of becoming Europe’s leading ICT service provider. This program focuses primarily on improving sales efficiency, enhancing T-Systems’ portfolio of products and services, operational excellence by improving internal processes, increasing efficiency through cost management, and mobilizing employees through hands-on value management. T-Systems’ greater focus on the needs of business customers is also reflected by the new services it provides: The “European Banking Services” industry solution, for example, or additional services for full business process outsourcing.

Group-wide initiatives.

Group-wide initiatives coordinate activities that leverage the benefits of an intelligently integrated

First half of 2005

telecommunications provider through close cooperation between the strategic business areas. The main aims are to focus products and internal processes to an even greater extent on customer needs, and to reduce costs. In the first six months of 2005, for example, considerable progress was made on the implementation of the customer promises, and thus the service provided by hotlines, in T-Punkt stores and via written correspondence was specifically further improved.

Corporate culture.

The successful implementation of the strategic goals is supported by activities aimed at initiating a Group-wide cultural change. For example, all top executives are to spend at least five days a year in direct contact with customers, in working environments such as T-Punkt stores, call centers and technical units. The experience gained to date has already generated potential for further improvements.

First half of 2005

Contents.

•	Developments in the Group
•	Highlights
•	Business developments
• Overview
• Strategic business areas
• Broadband/Fixed Network
• Mobile Communications
• Business Customers
• Group Headquarters & Shared Services
• Outlook
• Highlights after the balance sheet date (June 30, 2005)
• Development of revenue and profit
• Risk situation
•	Reconciliation of pro forma figures
• EBITDA and EBITDA adjusted for special factors
• Special factors
• Free cash flow
• Gross and net debt
•	Corporate governance
•	Consolidated financial statements
• Selected notes to the consolidated income statement
• Other disclosures
• Selected notes to the consolidated balance sheet
• Selected notes to the consolidated cash flow statement
• Segment reporting
• Accounting in accordance with IFRS
• Explanation of transition to IFRS
•	Investor Relations calendar

First half of 2005

Developments in the Group.

•                                          Net revenue increased by 3.0 percent, from EUR 28.3 billion in the first half of 2004, to EUR 29.1 billion in the first half of 2005.

•                                          Group EBITDA(2) increased by 5.3 percent year-on-year, from EUR 9.60 billion to EUR 10.12 billion; adjusted for special factors, it increased by 5.7 percent from EUR 9.60 billion to EUR 10.14 billion.

•                                          Profit before income taxes increased by 93.6 percent from EUR 1.8 billion in the first half of 2004 to EUR 3.4 billion in the first half of 2005, and tripled from EUR 0.6 billion to EUR 1.8 billion in a year-on-year comparison of the second quarters.

•                                          Net profit increased by 61.5 percent, from EUR 1.2 billion to EUR 2.0 billion; adjusted for special factors, the increase was 2.0 percent, from EUR 1.9 billion to EUR 2.0 billion.

•                                          Free cash flow(3) before dividend payments was positive again at EUR 0.9 billion, despite increased investment volume amounting to EUR 4.9 billion and increased tax payments of EUR 0.7 billion; down EUR 3.4 billion on the first half of 2004.

•                                          Net debt(4) decreased from EUR 47.1 billion to EUR 44.5 billion compared with the first half of 2004. Net debt increased by EUR 5 billion compared with the year-end due to the higher level of investments amounting to EUR 2.1 billion, expenditures of EUR 1.8 billion to increase the shareholding in T-Online International AG, and the dividend payment of around EUR 2.7 billion.

•                                          Following the upgrade by Moody’s from Baa1 to A3, Deutsche Telekom now has a rating in the “single-A” area with all major rating agencies.

Continued strong customer growth in the second quarter of 2005:

•                                          The number of mobile customers increased by a further 1.9 million; of this increase, T-Mobile USA alone accounted for around 1.0 million.

•                                          Strong growth in broadband lines; 0.4 million new DSL lines, bringing the total to 7.1 million.

•                                          The number of orders received in the Business Customers business area increased 19 percent from EUR 3.3 billion to EUR 3.9 billion.

(2)                                  For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting net profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(3)                                  Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

(4)                                  For detailed information, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

First half of 2005

Highlights.

Events in the second quarter of 2005.

Group

Merger of T-Online International AG into Deutsche Telekom AG.

•                                          Deutsche Telekom and T-Online signed a merger agreement on March 8, 2005 on the merger of T-Online into Deutsche Telekom. T-Online’s shareholders’ meeting approved the merger agreement on April 29, 2005 with 99.46 percent of the votes cast. The merger agreement did not require the approval of the shareholders’ meeting of Deutsche Telekom on April 26, 2005. The merger will become effective upon registration in the commercial registers of the companies involved. A number of shareholders have filed rescission suits with the Darmstadt ‘Landgericht’ Regional Court challenging the approval resolution of the shareholders’ meeting of T-Online International AG. As a result of these rescission suits, the merger will not be recorded in the commercial register until these suits are resolved.

MATÁV rebranded as Magyar Telekom.

•                                          MATÁV, the Hungarian subsidiary of Deutsche Telekom AG, was renamed Magyar Telekom on May 6, 2005. This rebranding was the final step in the process of introducing the Group brand to the Hungarian market. Consequently, Magyar Telekom will benefit not only from the strong family of “T” brands, which have acquired an international reputation for quality, efficiency and innovation, but the former MATÁV units and subsidiaries are now united under the common roof of the “T” brand. The introduction of the new brand name will be supported by the introduction of innovative new rates.

Deutsche Telekom AG’s rating upgraded.

•                                          Moody’s has upgraded Deutsche Telekom AG’s senior unsecured debt rating by one notch, from Baa1 to A3. This means Deutsche Telekom has ratings of A- or A3 with all major rating agencies, including Fitch (A- – stable outlook), Moody’s (A3 – stable outlook) and Standard & Poor’s (A- – stable outlook). The rating agency Fitch has upgraded Deutsche Telekom AG’s short-term rating from F2 to F1.

Broadband/Fixed Network: T-Com

WiMAX(5) pilot launched in June 2005.

•                                          T-Com plans to further increase broadband coverage with the new wireless WiMAX technology. T-Com has been testing the WiMAX technology under actual operating conditions in the Bonn area since June 29, 2005 in order to assess the possibilities of the new system. The purpose of this pilot project, which is scheduled to run until March 31, 2006, is to determine how a broadband infrastructure with WiMAX can be economically rolled out.

Subscriber lines – Decision of the Federal Network Agency.

•                                          The ‘Bundesnetzagentur’ (Federal Network Agency), the former Regulatory Authority for Telecommunications and Posts, approved a monthly charge of EUR 10.65, as compared to the monthly charge of EUR 11.80 to date, for the most important variant of the subscriber line (copper wire pair) with effect from April 1, 2005. The Federal Network Agency justified the reduction in charges partly on the basis of lower costs of capital, due to lower real interest rates, which fell from 8 percent to 7.15 percent.

(5)                                  The acronym WiMAX stands for “Worldwide Interoperability for Microwave Access,” a standard for broadband wireless access networks based on the IEEE 802.16-2004 microwave standard.

First half of 2005

Broadband/Fixed Network: T-Online

New T-DSL rates.

•                                          In June 2005 T-Online announced improvements to its DSL rate portfolio. By introducing new rates on July 4, 2005, T-Online is sending a strong signal to its competitors. In addition, a bundled product was recently launched for a limited period, which includes the option of combining these rates with a telephone line and traditional fixed-network telephone services from T-Com.

T-Online expands in the fast-growing French market.

•                                          T-Online is building its own network infrastructure in France in order to take advantage of the growth opportunities in the country’s important DSL market. This is the first step, as announced on June 7, 2005, towards implementing T-Online’s declared growth strategy in the European broadband market. After building up a network on the basis of the ADSL 2+ standard, T-Online will proceed with the implementation of a network based on the VDSL2 standard.

T-Online acquires Spanish network operator Albura.

•                                          T-Online’s acquisition of the Spanish network operator Albura (Red Eléctrica Telecommunicaciones, S.A.) in the dynamic growth market of Spain in June 2005 was an important step in the execution of the company’s declared strategy of expanding its business in the European broadband market. This acquisition has given T-Online access to a full-coverage nationwide network as well as its own infrastructure based on local loop unbundling technology, thereby laying the groundwork for the continued roll-out of triple-play products. T-Online paid EUR 35 million for the acquisition of Albura, which has financial liabilities of EUR 26.5 million. T-Online now holds 100 percent of the shares.

Mobile Communications

web’n’walk: T-Mobile launches mobile Internet in Germany and Austria.

•                                          T-Mobile offers open Internet service on mobile phones. The first web’n’walk services are currently available in Germany and Austria. T-Mobile customers are now able to access their favorite web sites to obtain information and utilize entertainment programs while on the move. Four mobile phones equipped with technical features and details designed to further enhance the convenience, usefulness and speed of mobile Internet access are currently available: the Side-kick II, the MDA compact, the Nokia 6680 and the new SDA model. To promote the launch of web’n’walk in Germany, T-Mobile has introduced new, volume-based data options and made the existing offering even more attractive.

T-Mobile USA receives highest honors for excellent customer care performance.

•                                          An independent market study conducted by J. D. Power and Associates named T-Mobile USA the national mobile carrier with the highest level of customer satisfaction in the business customer segment (J. D. Power study, May 5, 2005 www.jdpower.com/cc/telecom/ratings/wireless/Find.jsp). The honors received once again for high-quality customer service are particularly satisfying. For the second year in a row, T-Mobile USA was named the provider with the best customer service of all five national mobile carriers by far (J. D. Power study, June 8, 2005 www.jdpower.com/cc/telecom/ratings/wireless/Find.jsp).

T-Mobile rebranding in Slovakia.

•                                          After EuroTel was renamed T-Mobile Slovensko, the Slovak subsidiary has become the ninth national company to bear the name of Deutsche Telekom AG’s mobile communications subsidiary, T-Mobile. After a three-week rebranding phase, the name change was fully implemented in Slovakia by early May 2005.

Business Customers

T -Systems takes over business operations of ARAG subsidiary ALLDATA Systems.

•                                          Deutsche Telekom’s Business Customers business area acquired the business operations of the IT

First half of 2005

services provider and software developer, ALLDATA Systems GmbH. This acquisition represents another important step in the strategic development of the T-Systems Financial Services industry line into a full-range provider of services to financial and insurance companies. ALLDATA’s products and services will enable T-Systems to offer solutions to the banking and insurance sectors that are tailored to their business processes.

First half of 2005

Business developments.

Overview.

Net revenue

Deutsche Telekom increased its net revenue in the first half of 2005 by approximately EUR 0.9 billion year-on-year to around EUR 29.1 billion. The Group’s net revenue in the second quarter of 2005 grew by around EUR 0.4 billion or 2.6 percent as compared with the same period in 2004. This revenue growth was influenced by changes in the composition of the Group and exchange rate effects: positive effects of approximately EUR 0.2 billion from changes to the consolidated group – especially T-Mobile Slovensko (formerly EuroTel) and Telekom Montenegro – were offset by negative exchange rate effects also amounting to around EUR 0.2 billion, predominantly from the translation of U.S. dollars (USD).

The main contributor to net revenue was the Mobile Communications business area, where revenue increased year-on-year, both in the second quarter of 2005 and in the first six months of 2005, by around 8 percent respectively. Besides the effects from the first-time consolidation of T-Mobile Slovensko, this increase is mainly attributable to the growing number of customers, particularly at T-Mobile USA.

Revenue in the Business Customers strategic business area in the first half of 2005 developed at the prior-year level, decreasing 2 percent in the second quarter of 2005 as compared with the previous year. The positive development of revenue in the Enterprise Services business unit – particularly in the areas of Computing & Desktop Services and Telecommunications – was unable to fully compensate for the revenue decrease in the Business Services business unit.

The total revenue recorded in the Broadband/Fixed Network business area decreased as compared with the prior-year periods. While revenue at T-Online rose, T-Com posted higher revenue losses. The positive revenue development at T-Online is mainly attributable to the continued systematic development of the broadband market. T-Com recorded offsetting effects: revenue growth from broadband lines based on DSL technology offset by a higher decline in revenue from call minutes. The losses in call revenues are the result of a rising level of fixed-mobile substitution, losses of market share, and price effects as a consequence of a growing number of rate options.

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Net revenue	14,376	14,748	14,377	2.6	29,124	28,267	3.0	57,360
Broadband/Fixed Network(a)	6,638	6,489	6,809	(4.7)	13,127	13,750	(4.5)	27,010
Mobile Communications(a)	6,746	7,197	6,649	8.2	13,943	12,921	7.9	26,527
Business Customers(a)	3,124	3,206	3,272	(2.0)	6,330	6,347	(0.3)	12,957
Group Headquarters & Shared Services(a)	853	883	882	0.1	1,736	1,748	(0.7)	3,526
Inter-segment revenue(b)	(2,985)	(3,027)	(3,235)	6.4	(6,012)	(6,499)	7.5	(12,660)

(a)           Total revenue (including revenue between strategic business areas).

(b)           Elimination of revenue between strategic business areas.

First half of 2005

Contribution of the strategic business areas to net revenue (after consolidation of revenue between strategic business areas)

	H1 2005 millions of €	Proportion of net revenue of the Group %	H1 2004 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2004 millions of €
Net revenue	29,124	100.0	28,267	100.0	857	3.0	57,360
Broadband/Fixed Network	10,966	37.7	11,262	39.8	(296)	(2.6)	22,409
Mobile Communications	13,493	46.3	12,338	43.7	1,155	9.4	25,450
Business Customers	4,534	15.6	4,536	16.0	(2)	(0.04)	9,241
Group Headquarters & Shared Services	131	0.4	131	0.5	0	—	260

Mobile Communications generated the most significant proportion of net revenue of the Group, generating a share of more than 46 percent. While the Broadband/Fixed Network business area’s contribution to net revenue decreased slightly to around 38 percent, the Business Customers business area remained at the prior-year level, at just under 16 percent.

Revenue generated outside Germany

In the first six months of 2005, the proportion of revenue generated outside Germany increased by 2 percentage points year-on-year to over 41 percent. At over 42 percent, the proportion of revenue generated outside Germany in the second quarter of 2005 is also higher than in the same quarter in 2004. The key factor behind this increase is the sustained positive development of revenue at T-Mobile USA. Domestic revenue in the first half of 2005 remained at the same level as in the previous year. A slight quarter-on-quarter decrease was recorded.

			Second quarter of 2005			First half of 2005
		Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Net revenue		14,376	14,748	14,377	2.6	29,124	28,267	3.0	57,360
Domestic		8,599	8,522	8,675	(1.8)	17,121	17,186	(0.4)	34,748
International		5,777	6,226	5,702	9.2	12,003	11,081	8.3	22,612
Proportion generated internationally	(%)	40.2	42.2	39.7		41.2	39.2		39.4
Europe (excluding Germany)		3,115	3,310	3,291	0.6	6,425	6,515	(1.4)	12,952
North America		2,592	2,852	2,320	22.9	5,444	4,391	24.0	9,301
Other		70	64	91	(29.7)	134	175	(23.4)	359

Profit before income taxes

Profit before income taxes amounted to around EUR 3.4 billion in the reporting period, almost double the figure for the first half of 2004. Year-on-year, profit before income taxes in the second quarter of 2005 more than tripled. In a comparison of both the first half years and the quarters, this was primarily due to the positive development of the gross profit. The rise in revenue and simultaneous reduction of the cost of sales – mainly as a result of the non-recurrence of the impairment of mobile communications licenses in the United States charged in the previous year – resulted in a substantial improvement. The net financial expense also developed positively, largely due to lower interest expense.

First half of 2005

Net profit

Net profit increased in the first six months of 2005 by around EUR 0.8 billion to approximately EUR 2 billion. This represents an increase of around 62 percent. This considerable growth was largely influenced by the positive development of profit before income taxes. Income tax expense of EUR 1.2 billion had to be taken into account, as compared with an expense of EUR 0.3 billion in the first six months of 2004.

Net profit was not impacted by special factors in any significant way in the first half of 2005, compared with negative special factors of around EUR 0.7 billion in the previous year that were attributable in particular to the impairment of mobile communications licenses in the United States. Adjusted for special factors, net profit increased by approximately 2 percent in the first half of 2005.

EBIT

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
EBIT(a) in the Group	2,340	2,609	1,284	n.a.	4,949	3,700	33.8	6,261
Broadband/Fixed Network	1,506	1,417	1,455	(2.6)	2,923	2,932	(0.3)	5,545
Mobile Communications	966	1,263	36	n.a.	2,229	1,177	89.4	1,510
Business Customers	180	184	140	31.4	364	299	21.7	570
Group Headquarters & Shared Services	(292)	(231)	(318)	27.4	(523)	(642)	18.5	(1,432)
Reconciliation	(20)	(24)	(29)	17.2	(44)	(66)	33.3	68

(a)           EBIT is profit/loss from operations as shown in the income statement.

At EUR 2.6 billion, EBIT in the second quarter of 2005 was double the EBIT of approximately EUR 1.3 billion recorded in the same period of the prior year. Comparing the first half of 2005 with the same period in 2004 shows growth of EUR 1.2 billion to EUR 4.9 billion – an increase of around 34 percent. EBIT increased year-on-year in the Mobile Communications and Business Customers business areas and at Group Headquarters & Shared Services. In the Mobile Communications business area, the non-recurrence of the impairment of mobile communications licenses in the United States charged in the prior-year period amounting to around EUR 1.4 billion had a positive effect. EBIT in the Broadband/Fixed Network business area declined.

EBITDA

EBITDA in the second quarter of 2005 amounted to approximately EUR 5.2 billion. Compared with the second quarter of 2004, this represents an increase of 4.4 percent. EBITDA in the first half of 2005 increased 5.3 percent to EUR 10.1 billion. The decrease in EBITDA in the Broadband/Fixed Network business area was more than offset by higher EBITDA in Mobile Communications and Group Headquarters & Shared Services. EBITDA in the Business Customers business area remained stable at the prior-year level.

First half of 2005

Adjusted EBITDA

EBITDA in the first six months of 2005 was negatively influenced by special factors amounting, net, to minus EUR 26 million. Special factors consisting mainly of severance and voluntary redundancy payments as well as restructuring expenses had a negative impact in both the first and second quarters of 2005. The second quarter saw positive special factors, in particular from insurance refunds. EBITDA in 2004 was reduced in the first quarter by special factors of EUR 69 million from severance and voluntary redundancy payments and boosted in the second quarter by special factors of EUR 75 million from the sale of Virgin Mobile shares.

Adjusted to exclude these special factors, EBITDA in the second quarter of 2005 amounted to EUR 5.2 billion, an increase of EUR 0.3 billion, or 6.1 percent on the prior-year period. The rise in adjusted EBITDA is mainly attributable to the Mobile Communications business area where higher revenues as a result of customer growth had a particularly positive effect.

The improvement at Group Headquarters & Shared Services is due above all to the lower staff numbers at Vivento and the associated reduction in personnel costs. Adjusted EBITDA in the Business Customers business area decreased slightly despite the positive development of revenue in the Enterprise Services business unit and the success of the measures taken to reduce costs and enhance efficiency. The decrease in adjusted EBITDA in the Broadband/Fixed Network business area is largely the result of revenue losses and T-Online’s expansion strategy on the broadband market, partially offset by cost-cutting measures.

Adjusted EBITDA in the first half of 2005 rose by EUR 0.5 billion year-on-year to EUR 10.1 billion. Besides Group Headquarters & Shared Services, Mobile Communications also recorded a strong increase in adjusted EBITDA. By contrast, adjusted EBITDA declined both in Broadband/Fixed Network and, slightly, in the Business Customers strategic business area.

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Adjusted EBITDA(a)	4,918	5,225	4,923	6.1	10,143	9,598	5.7	19,617
Broadband/Fixed Network	2,517	2,440	2,577	(5.3)	4,957	5,169	(4.1)	10,173
Mobile Communications	2,111	2,481	2,127	16.6	4,592	3,953	16.2	8,395
Business Customers	396	410	426	(3.8)	806	820	(1.7)	1,638
Group Headquarters & Shared Services	(72)	(66)	(165)	60.0	(138)	(252)	45.2	(548)
Reconciliation	(34)	(40)	(42)	4.8	(74)	(92)	19.6	(41)

(a)                                  Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

First half of 2005

Free cash flow

In the second quarter of 2005, free cash flow increased by around EUR 0.5 billion year-on-year to EUR 1.8 billion. This improvement is primarily attributable to the increase in the cash generated from operations and the lower interest paid. In the first half of 2005, free cash flow declined by EUR 3.4 billion year-on-year to EUR 0.9 billion. Apart from the changes in working capital and higher tax payments (tax refunds were recorded in 2004), this is due in particular to increased investments, mainly at T-Mobile USA as a result of the acquisition of networks relating to the winding up of the U.S. mobile communications joint venture.

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Cash generated from operations	2,576	4,843	4,280	13.2	7,419	9,059	(18.1)	20,462
Interest paid	(400)	(1,204)	(1,380)	12.8	(1,604)	(1,855)	13.5	(3,742)
Net cash from operating activities(a)	2,176	3,639	2,900	25.5	5,815	7,204	(19.3)	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(3,091)	(1,824)	(1,576)	(15.7)	(4,915)	(2,928)	(67.9)	(6,410)
Free cash flow before dividend payments(a)	(915)	1,815	1,324	37.1	900	4,276	(79.0)	10,310

(a)                                  For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

Net debt

Net debt increased by EUR 5.0 billion to EUR 44.5 billion compared with December 31, 2004, with EUR 3.1 billion being attributable to the first quarter and EUR 1.9 billion to the second quarter of 2005. The increase in the first quarter of 2005 is due in particular to the payments at T-Mobile USA relating to the acquisition of network infrastructure and spectrum and to the acquisition of additional shares in T-Online International AG prior to the merger of T-Online into Deutsche Telekom AG. In the second quarter of 2005, dividend payments for the 2004 financial year of approximately EUR 2.7 billion in total resulted in a further increase. This was partially offset by the positive free cash flow.

Year-on-year, net debt declined by around EUR 2.5 billion.

First half of 2005

	June 30, 2005 millions of €	Mar. 31, 2005 millions of €	Change June 30, 2005/ Mar. 31, 2005%	Dec. 31, 2004 millions of €	Change June 30, 2005/ Dec. 31, 2004%	June 30, 2004 millions of €	Change June 30, 2005/ June 30, 2004%
Bonds	40,732	41,921	(2.8)	39,458	3.2	46,559	(12.5)
Liabilities to banks	3,528	3,113	13.3	3,074	14.8	3,182	10.9
Liabilities to non-banks from promissory notes	653	656	(0.5)	651	0.3	755	(13.5)
Liabilities from derivatives	745	1,143	(34.8)	1,159	(35.7)	947	(21.3)
Lease liabilities	2,473	2,459	0.6	2,487	(0.6)	2,340	5.7
Liabilities arising from ABS transactions	1,384	1,487	(6.9)	1,563	(11.5)	1,195	15.8
Other financial liabilities	122	69	76.8	79	54.4	120	1.7
Gross debt	49,637	50,848	(2.4)	48,471	2.4	55,098	(9.9)
Cash and cash equivalents	3,910	6,260	(37.5)	8,005	(51.2)	6,305	(38.0)
Available-for-sale/held-for-trading financial assets	114	934	(87.8)	120	(5.0)	676	(83.1)
Derivatives	673	523	28.7	396	69.9	471	42.9
Other financial assets	407	496	(17.9)	407	-	579	(29.7)
Net debt(a)	44,533	42,635	4.5	39,543	12.6	47,067	(5.4)

(a)                                  For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 43 et seq.

First half of 2005

Strategic business areas.

Since the beginning of 2005, Deutsche Telekom has been pursuing its growth strategy under a new Group structure. Through its three strategic business areas Broadband/Fixed Network, Mobile Communications and Business Customers, the Group is focusing on the main growth sectors of the industry, while at the same time sharpening its focus on specific customer segments. The realignment has set the stage for a culture of strict customer focus, which Deutsche Telekom has established as a standard for the entire Group, throughout the world, under a slogan of “customer centricity.” The goal is to create clear added value for customers while ensuring profitable growth for the Company. Deutsche Telekom has thus laid the groundwork for positioning itself as the leading service provider in the industry and the fastest-growing telecommunications company in Europe.

The financial figures of the Group have been presented under the format of the three strategic business areas since the first quarter of 2005. At the same time, the Group’s financial statements have been presented in accordance with IFRS (International Financial Reporting Standards). A detailed description of the new structure of the Group, along with explanations on IFRS reporting, can be found in the Interim Report for the first quarter of 2005 and the reconciliation report “Historical Figures according to IFRS. New Group organization.”

First half of 2005

Broadband/Fixed Network.

	June 30, 2005(a) millions	Mar. 31, 2005(a) millions	Change June 30, 2005/ Mar. 31, 2005%	Dec. 31, 2004(a) millions	Change June 30, 2005/ Dec. 31, 2004%	June 30, 2004(a) millions	Change June 30, 2005/ June 30, 2004%
Broadband
Broadband lines (total)(b)	7.1	6.7	6.0	6.1	16.4	4.9	44.9
Germany(c)	6.7	6.4	4.7	5.8	15.5	4.7	42.6
of which: resale(d)	0.7	0.5	40.0	0.2	n.a.	0.0	n.a.
Central and Eastern Europe (CEE)	0.4	0.3	33.3	0.3	33.3	0.2	100.0
Broadband rates (Germany and Western Europe)(e)	4.2	3.9	7.7	3.6	16.7	2.9	44.8
of which: Germany	3.7	3.5	5.7	3.2	15.6	2.6	42.3

Narrowband
Narrowband lines (total)(f)	42.1	42.4	(0.7)	42.8	(1.6)	43.3	(2.8)
Germany(g)	36.0	36.4	(1.1)	36.8	(2.2)	37.2	(3.2)
Standard analog lines	25.9	26.1	(0.8)	26.4	(1.9)	26.7	(3.0)
ISDN lines	10.1	10.3	(1.9)	10.4	(2.9)	10.5	(3.8)
Central and Eastern Europe (CEE)	6.2	6.0	3.3	6.1	1.6	6.1	1.6
Magyar Telekom(h)	3.3	3.1	6.5	3.2	3.1	3.2	3.1
Slovak Telecom	1.2	1.2	0.0	1.2	0.0	1.2	0.0
T-Hrvatski Telekom	1.7	1.7	0.0	1.7	0.0	1.7	0.0
Narrowband rates (Germany and Western Europe)(e)	4.7	4.9	(4.1)	5.2	(9.6)	5.5	(14.5)
of which: Germany	4.5	4.7	(4.3)	5.0	(10.0)	5.3	(15.1)

Internet customers with a billing relationship (total)(i) (Germany and Western Europe)(e)	13.6	13.6	0.0	13.5	0.7	13.3	2.3
PAYG(j), broadband/ narrowband < 30 days (Germany and Western Europe)(e)	0.7	0.8	(12.5)	0.9	(22.2)	0.9	(22.2)
of which: Germany	0.7	0.7	0.0	0.7	0.0	0.8	(12.5)

Broadband and narrowband lines (Germany and Central and Eastern Europe) are the responsibility of the T-Com business unit. The T-Online business unit has also been marketing broadband lines (in Germany) since January 31, 2005.

Customers with broadband and narrowband rates, all Internet customers with a billing relationship as well as PAYG <30 days (broadband/narrowband) in Germany and Western Europe are the responsibility of the T-Online business unit.

(a)                                  The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)                                 Lines in operation.

(c)                                  Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed by T-Online, broadband lines excluding internal use. Prior-year-comparatives have been adjusted.

(d)                                 Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(e)                                  Customers with a billing relationship. Western Europe includes: ya.com and Club Internet.

(f)                                    The number of narrowband lines rather than channels have been reported since the first quarter of 2005. Prior-year-comparatives have been adjusted.

(g)                                 Telephone lines excluding internal use and public telecommunications, including wholesale services. Prior-year-comparatives have been adjusted.

(h)                                 Subscriber-line figures are recorded including Magyar Telekom’s subsidiary, Maktel, and Telekom Montenegro. Prior-year comparatives have not been adjusted. The rebranding of MATÁV as Magyar Telekom took place at the beginning of May 2005.

(i)                                     Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and PAYG < 30 days and PAYG > 30 days.

First half of 2005

(j)                                     PAYG: Pay as you go.

The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online, and serves consumers and smaller business customers of the Deutsche Telekom Group. The business area also conducts wholesale and international carrier services business as well as providing wholesale services for other business areas.

T-Com: Customer development and selected KPIs

With the goal of increasing the mass market penetration of broadband technology, the Deutsche Telekom Group continued to promote the marketing of T-DSL lines in the first half of 2005. The total number of broadband lines rose 427,000 to 7.1 million in the second quarter of 2005. In its marketing of T-DSL lines, T-Com generated an increase of just under 45 percent over the prior-year quarter. In Germany, approximately 6.7 million T-Com DSL lines were in operation at the end of June 2005, representing an increase of 367,000 DSL lines within three months. On a net basis and due to seasonal factors, this rate of growth of new customers was lower than the rate registered in the first quarter of 2005, but higher than the corresponding rate in the prior-year quarter.

Since the end of June 2005, T-Com has been testing a new wireless technology, WiMAX, in the Bonn area. This new technology can be employed to increase the geographical coverage of broadband lines. T-Com plans to finish the pilot project in March 2006. Another technology known as outdoor DSLAM(6) has been in use since May 2005 to establish the necessary DSL technology in the immediate vicinity of the customer line. Besides increasing the level of coverage for customers in copper wire network areas, this technology also makes it possible to connect customers in fiber-optic development areas to the broadband network. Another important component of the company’s broadband strategy is the wireless LAN technology, which T-Com is jointly rolling-out with T-Mobile. By the end of June 2005, T-Com had increased the number of public HotSpots in operation to around 4,000.

(6)                                  DSLAM (Digital Subscriber Line Access Multiplexer): optical fiber-based DSLAM technology in the distribution box to increase the range of DSL.

First half of 2005

The success story in the broadband sector at T-Com’s subsidiaries in Central and Eastern Europe continued in the first half of 2005. In total, the subsidiaries in this region increased their number of DSL lines by more than 100% over the prior-year period to reach 365,000. Broadband growth was particularly significant at T-Hrvatski Telekom: Thanks to its targeted marketing campaigns, the Croatian subsidiary increased the number of DSL lines tenfold over the prior-year quarter, to approximately 53,000. And with 65,000 DSL lines in operation at the end of the first half of 2005, Slovak Telecom also generated a substantial increase in its broadband business. Quarter-on-quarter, Magyar Telekom increased its DSL customer base from 224,000 to 248,000 in the second quarter of 2005.

As a result of the acquisition of Telekom Montenegro by Deutsche Telekom’s subsidiary Magyar Telekom, T-Com has further expanded its already strong position in Eastern Europe. Telekom Montenegro has approximately 180,000 fixed-network lines.

In the narrowband sector, T-Com recorded a further decrease in the number of lines in Germany as a result of customer churn and, in part, fixed-mobile substitution effects. Compared with the prior-year quarter, the number of narrowband lines decreased by 3.2 percent to 36.0 million. The trend of declining T-ISDN figures also continued. At 10.1 million, the total number of T-ISDN lines at the end of the reporting period was 3.8 percent lower than at the end of the corresponding prior-year period. This trend can be attributed to the discontinuation of the price advantage of combining T-DSL with T-ISDN (as compared with T-DSL combined with T-Net) in place until the end of the previous year, as well as the increasing saturation of the market. In addition, new integrated voice and Internet products offered by competitors also had a negative impact on the T-ISDN customer base.

The volume of call minutes continued to decline. T-Com lost market shares in all four call areas (Local, Germany, World and fixed to mobile) in the first half of 2005, although this trend slowed in the second quarter of 2005, as it had already in the first quarter. The reduction in call minutes in the consumer segment is essentially due to the continued high usage of call-by-call and pre-selection offers. Another negative factor is the increasing number of lines marketed by competitors on the basis of leased subscriber lines(7). To improve its competitiveness in the call market T-Com introduced a new rate system(8) on March 1, 2005. The success of the “Wünsch Dir Was” (make a wish) calling plan was a major factor contributing to the continued reduction in the scope of market share losses. At the end of the first half of 2005, the customer base for the “Wünsch Dir Was” calling plan had already grown to more than 8.8 million customers. Customers have been especially pleased with the ability to add optional features such as the international rate option “CountrySelect,” which allows customers to select three countries they can call at especially low rates. With its simplified rate portfolio, specifically targeted to customer needs, T-Com again demonstrated its innovative role in tapping new market potential.

In order to focus even more consistently on customer requirements, T-Com has established the growth program “Re-Invent” in the context of Deutsche Telekom’s Excellence Program. The three strategic elements of “Re-Invent” are “innovation and growth,” “quality and efficiency” and “customer focus.” For this purpose, T-Com has identified and launched a series of short-term and medium-term actions. At the beginning of July 2005, for example, T-Com opened its new Innovation Center, which will drive the future development of new products, solutions and business models. To further promote the systematic improvement of customer orientation and process efficiency, T-Com established a new board of management department, “Quality and Processes.” Dr. Roland Folz was placed in charge of this new department effective July 1, 2005. As of mid-year 2005, a series of nationwide “customer promises” was adopted to instill a sense of new service orientation.

(7)                                  Pursuant to the order of the Federal Network Agency of April 29, 2005, the monthly subscriber line charge was lowered from EUR 11.80 to EUR 10.65 retroactively as of April 1, 2005.

(8)                                  Since March 1, 2005 T-Com has been offering a highly simplified rate portfolio with four rate variants (Call Plus, Call Time, XXL and XXL Freetime) and two optional rates (XXL Local und CountrySelect) that can be added to these variants. Since March 1, 2005, the following service features have been included as standard with all lines with Call Plus, Call Time, XXL or XXL Freetime: calling line identification, call waiting, call completion on busy, consultation call, switching between lines, three-way conferencing, call forwarding and calling line identification restriction. Furthermore, exact to-the-minute billing is available for all new rates, including “City” calls.

First half of 2005

T-Online: Customer development and selected KPIs

In the second quarter of 2005, T-Online International AG continued to systematically pursue the strategy announced in November last year. The announced initiatives to boost broadband usage were implemented step by step, both in the German domestic market and in France and Spain. In Germany, new marketing models were a major factor contributing to the successful implementation of this strategy. In France and Spain, T-Online laid the groundwork for continued growth in the European broadband market through the focused implementation of its expansion strategy.

In Germany, T-Online increased its customer base despite increasingly strong competition: In the first half of 2005, more than 477,000 customers opted for a T-Online DSL rate plan. The marketing of an integrated product consisting of a DSL line and Internet access continued to develop very satisfactorily – 238,000 customers were added in the second quarter of 2005, following 145,000 in the first quarter of 2005.

On July 4, 2005, T-Online launched the improvements to its DSL rate portfolio that had been announced in June 2005. By introducing new rates T-Online is sending a strong signal to its competitors. In addition, a bundled product was recently launched for a limited period, which includes the option, for example, of combining these rates with a telephone line and traditional fixed-network telephone services from T-Com.

Another element of the strategy pursued by T-Online in 2005 is the Voice-over-IP (VoIP) communications service, which was unveiled at CeBIT 2005. High-quality hardware for the use of the VoIP technology was introduced in the second quarter of 2005 to expand the offering.

The French Internet market continues to be characterized by dynamic growth and rising demand for broadband service. The creation of T-Online’s own network infrastructure, announced on June 7, 2005, represents an important step in the continuing development of its international broadband strategy.

With the acquisition of the Spanish company Albura at the end of June 2005, T-Online purchased its own network infrastructure in Spain and strengthened its position on the Iberian peninsula considerably. Albura has access to a network that covers the entire market and the technical expertise to systematically pursue T-Online’s growth strategy.

First half of 2005

Broadband/Fixed Network: Development of operations

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Total revenue	6,638	6,489	6,809	(4.7)	13,127	13,750	(4.5)	27,010
T-Com(a)	6,304	6,119	6,470	(5.4)	12,423	13,069	(4.9)	25,601
T-Online(a)	509	522	499	4.6	1,031	988	4.4	2,012
EBIT(b) (profit from operations)	1,506	1,417	1,455	(2.6)	2,923	2,932	(0.3)	5,545
EBIT margin (%)	22.7	21.8	21.4		22.3	21.3		20.5

Depreciation, amortization and impairment losses	(1,011)	(1,015)	(1,122)	9.5	(2,026)	(2,204)	8.1	(4,408)
EBITDA(c)	2,517	2,432	2,577	(5.6)	4,949	5,136	(3.6)	9,953
Special factors affecting EBITDA(c)	0	(8)	0	n.a.	(8)	(33)	n.a.	(220)
Adjusted EBITDA(c)	2,517	2,440	2,577	(5.3)	4,957	5,169	(4.1)	10,173
T-Com(a)	2,436	2,375	2,439	(2.6)	4,811	4,929	(2.4)	9,722
T-Online(a)	88	84	129	(34.9)	172	247	(30.4)	464
Adjusted EBITDA margin(c) (%)	37.9	37.6	37.8		37.8	37.6		37.7
T-Com(a)	38.6	38.8	37.7		38.7	37.7		38.0
T-Online(a)	17.3	16.1	25.9		16.7	25.0		23.1
Cash capex(d)	(396)	(540)	(478)	(13.0)	(936)	(848)	(10.4)	(2,122)

Number of employees(e)	112,871	113,515	114,861	(1.2)	113,193	114,804	(1.4)	115,292
T-Com	109,787	110,351	111,916	(1.4)	110,069	111,873	(1.6)	112,329
T-Online	3,084	3,164	2,945	7.4	3,124	2,931	6.6	2,963

(a)                                  T-Com’s prior-year results were adjusted according to the Group’s realignment into three strategic business areas and according to IFRS. T-Online’s prior-year results have been adjusted in line with the transition to IFRS.

(b)                                 EBIT is profit/loss from operations as shown in the income statement.

(c)                                  Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(d)                                 Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(e)                                  Average number of employees.

Broadband/ Fixed Network: Total revenue

The total revenue of the Broadband/Fixed Network strategic business area for the first half of 2005 amounted to EUR 13,127 million, down 4.5 percent as against the first half of 2004. Whereas T-Com’s revenue declined 4.9 percent to EUR 12,423 million, T-Online’s revenue grew 4.4 percent to reach EUR 1,031 million. The net revenue of the Broadband/ Fixed Network business area decreased by 2.6 percent compared with the first half of 2004 to EUR 10,966 million.

T-Com: Total revenue

T-Com’s revenue under the new structure decreased by 4.9 percent to EUR 12,423 million in the first half of 2005.

This decrease is mainly attributable to lower call revenues and revenues generated with other Group units (decrease of EUR 316 million) that were partially compensated by growth in broadband business. Data communication revenues fell in particular due to the transfer of parts of the value-added chain to T-Systems.

In Germany, total revenue in the first half of 2005 was EUR 11,171 million, as compared with EUR 11,807 million in the same period last year. Access revenues from narrowband lines remained almost unchanged from the prior-year period as a result of the increased marketing of lines with rate options. Revenues from broadband lines were increased considerably as a result of the broadband campaign. The reduction in revenue from call minutes is the result of increasing substitution by mobile communications as well as price effects caused by the higher number of

First half of 2005

rate options, which enhance customer retention. Call revenues were further reduced as a result of the lowered accounting rates for fixed to mobile calls to end customers that took effect on December 15, 2004. Furthermore, revenue also decreased as a result of the change in bil-ling for mobile terminal devices in T-Punkt stores, which took effect on May 1, 2004. In total, the positive development of access revenue (including T-DSL) was unable to offset the negative development in call revenues in full. Consequently, network communications revenues fell by 3 percent to EUR 7,014 million.

The decrease in revenues from terminal equipment was mainly caused by the continued weak demand for rented and purchased equipment. Terminal equipment sales were also negatively affected by price cuts and the subsidization of terminal equipment in the course of marketing campaigns, such as the broadband campaign. In the area of value-added services, the revenue decrease was mainly caused by the reduced market for the “Premium Rate Services” product and a migration of traffic from services billed online to services billed offline. Revenues from data communications also declined. This was caused by price and volume reductions as well as the increased procurement of products on a low value-added level by the Business Customers business area.

The development of revenue from wholesale products was impacted by offsetting effects. The volume growth in subscriber lines caused an increase in revenue from these products year-on-year, despite the average 9.75 percent rate reduction that was imposed by German regulatory authorities and took effect on April 1, 2005. In addition, revenues from interconnection calls and lines, as well as revenues from DSL resale products that were introduced on July 1, 2004, showed positive development. Price adjustments for wholesale products, however, resulted in a reduction in revenue from Internet service providers. The decline in prices and volumes in International Carrier Services und Solutions (ICSS) business with internal business units also contributed to a revenue decline, compared with the prior-year period, of 3.4 percent to EUR 2,408 million from wholesale products.

Thanks to the positive development of the exchange rates of all Eastern European subsidiaries, in particular Magyar Telekom, revenue from the fixed network business in Central and Eastern Europe for the first half of 2005 amounted to EUR 1,252 million, only 0.8 percent lower than the corresponding prior-year figure. The decline in revenue in the traditional fixed-network business was only partially offset by growth in broadband and data communications. While competition is developing in Croatia as a result of the liberalization of the fixed-network market at the beginning of 2005, mobile communications competition in Hungary and Slovakia is becoming increasingly intense. From the second quarter of 2005 onwards, the broadband/fixed network business of Telekom Montenegro will be fully consolidated through Magyar Telekom.

T-Com: Net revenue

Net revenue fell by 3.2 percent or EUR 330 million to EUR 10,029 million, compared with the first half of 2004. This decrease can be attributed to lower call revenues caused by the continued loss of market shares to fixed-network competitors and the loss of minutes to mobile communications. Although the response to the “Wünsch Dir Was” calling plans made it possible to reduce market share losses, revenue was negatively impacted by price cuts and market share losses in the international carrier business. This decline in revenues was only partly compensated by growing revenues from broadband lines and from wholesale services for competitors, especially in the area of subscriber lines.

First half of 2005

T-Online: Total revenue

T-Online generated total Group-wide revenue of EUR 1,031 million in the reporting period (prior-year period: EUR 988 million), representing a year-on-year increase of 4.4 percent over the first half of 2004. At EUR 522 million, revenue in the second quarter of 2005 was 2.6 percent higher than in the prior quarter. The continued development of the DSL broadband market in particular resulted in additional revenue growth. The expansion of the broadband business is reflected both in the growing customer base and in the heightened acceptance of content and services. On the other hand, the reimbursement of activation charges as well as the waiving of subscription fees as part of the broadband campaign, launched in 2004 and continued into the first quarter of 2005, had a negative effect on revenue.

Broadband/Fixed Network: EBITDA, adjusted EBITDA

In the first half of 2005, the Broadband/Fixed Network business area generated an adjusted EBITDA of approximately EUR 5 billion. This figure is 4 percent lower than the corresponding figure for the first half of 2004. Consequently, the adjusted EBITDA decreased by a lower rate than revenue.

T-Com: EBITDA, adjusted EBITDA

T-Com generated adjusted EBITDA of approximately EUR 4,811 million in the first half of 2005. Adjusted EBITDA fell only EUR 118 million, or 2.4 percent, a considerably lower rate than the decline in revenue. This effect can be credited to a number of positive factors, including savings from revenue-related costs, such as merchandise, telecommunications services or raw materials and supplies, and cost reductions for rentals, including from leased-out office space and the more efficient use of space, improved procurement conditions in the area of logistics, reduced prices for Billing & Collection and IT. These savings were partially offset, however, by increased personnel costs, the allocation to business units of the costs of trainees, which had previously been reported under Headquarters’ costs, and increased advertising and selling expenses related to the broadband campaign. The adjusted EBITDA margin increased from 37.7 percent in the first half of 2004 to 38.7 percent in the first half of 2005 as a result of cost savings. The first quarter of the previous year included a special factor of EUR 33 million for restructuring expenses (severance and voluntary redundancy payments and adjustments to collective agreements in Germany). Special factors totaling EUR 8 million were recorded in the first half of 2005, mainly resulting from severance and voluntary redundancy payments at Magyar Telekom and the restructuring of the card business at DeTeCard.

T-Com generated adjusted EBITDA of EUR 4,289 million in Germany in the reporting period, a margin of 38.4 percent. Compared with the prior-year period, adjusted EBITDA declined by EUR 120 million, while the margin increased by 1.1 percentage points.

The adjusted EBITDA of the subsidiaries in Central and Eastern Europe was EUR 522 million, slightly higher than the prior-year figure. This improvement was achieved on the strength of various measures, including workforce reduction, cost structure optimization and the outsourcing of non-core business activities. The adjusted EBITDA margin of the Eastern European subsidiaries in the first half of 2005 was 41.7 percent.

T-Online: EBITDA, adjusted EBITDA

Although T-Online’s revenue increased, adjusted EBITDA decreased from EUR 247 million to EUR 172 million. This decrease was mainly attributable to two factors, the first of which being the higher marketing and sales expenses for the combined DSL and entertainment packages. Secondly, the costs incurred in connection with the aggressively pursued market expansion in France – and to a lower extent also in Spain – reduced adjusted EBITDA.

Broadband/Fixed Network: EBIT

At approximately EUR 2.9 billion, EBIT (profit from operations) for the first half of 2005 remained largely stable as against the prior-year period. The main factor contributing to this development, in contrast to the development of EBITDA, was the lower volume of depreciation, amortization and impairment losses, due to the continued restraint in T-Com’s investment activities as well as the optimization of T-Com’s procurement conditions and network utilization.

Broadband/Fixed Network: Personnel

At 113,193, the average number of employees in the Broadband/Fixed Network business area in the first half of 2005 was 1.4 percent lower than the corresponding prior-year figure. The average number of employees at

First half of 2005

T-Com was 110,069, representing a decrease of 1,804 year-on-year, while the average number of employees at T-Online was 3,124, an increase of 193. T-Com’s workforce in Germany increased 2.5 percent as a result of employees’ returning from Vivento as part of the employment alliance, while the number of employees in Central and Eastern Europe decreased by 13.9 percent despite the consolidation of Telekom Montenegro via Magyar Telekom.

Personnel costs at T-Com increased 2.9 percent as a result of collectively agreed wage and salary increases of 2.7 percent effective January 1, 2005. Other factors included higher additions to provisions, for example for partial retirement.

First half of 2005

Mobile Communications.

	June 30, 2005 millions	Mar. 31, 2005 millions	Change June 30, 2005/ Mar. 31, 2005%	Dec. 31, 2004 millions	Change June 30, 2005/ Dec. 31, 2004%	June 30, 2004 millions	Change June 30, 2005/ June 30, 2004%
Mobile customers (total)(a)	80.9	79.0	2.4	77.6	4.3	73.5	10.1
T-Mobile Deutschland	28.2	27.6	2.2	27.5	2.5	27.1	4.1
T-Mobile USA	19.2	18.3	4.9	17.3	11.0	15.4	24.7
T-Mobile UK(b)	16.1	16.1	0.0	15.7	2.5	14.9	8.1
T-Mobile Netherlands	2.3	2.2	4.5	2.3	0.0	2.2	4.5
T-Mobile Austria	2.0	2.0	0.0	2.0	0.0	2.0	0.0
T-Mobile CZ (Czech Republic)	4.5	4.4	2.3	4.4	2.3	4.1	9.8
T-Mobile Hungary	4.1	4.1	0.0	4.0	2.5	3.9	5.1
T-Mobile Slovensko(c) (Slovakia)	1.9	1.9	0.0	1.9	0.0	1.7	11.8
T-Mobile Hrvatska (Croatia)	1.7	1.6	6.3	1.5	13.3	1.4	21.4
Other(d) (Macedonia and Montenegro)	1.0	1.0	0.0	0.9	11.1	0.8	25.0

(a)                                  The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown. To facilitate comparison, the customers from newly consolidated companies have been included in the historical values.

(b)                                 Including Virgin Mobile.

(c)                                  Customers were included for the first time in the fourth quarter of 2004. Prior-year comparatives have been adjusted; rebranding of EuroTel Bratislava as T-Mobile Slovensko at the beginning of May 2005.

(d)                                 “Other” includes MobiMak (Macedonia) and MONET (Montenegro). MONET is included for the first time in the second quarter of 2005. Prior-year comparatives have been adjusted.

Mobile Communications: Customer development and selected KPIs

The T-Mobile group gained more than 1.9 million new customers in the second quarter of 2005. Of these, over 1.2 million opted for a fixed-term contract. The proportion of new customers with a fixed-term contract was again around 70 percent. T-Mobile recorded particularly high growth in the United States and Germany during the reporting period. The total number of customers in the mobile communications segment rose by 7.4 million within a year, an increase of more than 10 percent. The proportion of contract customers at the end of the reporting period was around 50 percent of the total customer base, 2 percentage points higher than in the first half of 2004.

With more than 970,000 net additions, T-Mobile USA remained the strongest growth driver in the Mobile Communications strategic business area in the second quarter of 2005. Over the previous twelve months, T-Mobile USA attracted a total of 3.9 million new customers. The company had 19.2 million customers as of June 30, 2005 and is thus not far off the 20 million mark. T-Mobile USA has been very successful in marketing BlackBerry devices, with over 90,000 new users in the second quarter of 2005, bringing the total number of BlackBerry customers to almost 600,000. At the end of the reporting period, ARPU(9) had declined below the comparable 2004 figures to USD 52 (EUR 41), but increased as compared with the first quarter of 2005. At 2.8 percent, the churn rate was lower than in the previous year. The churn rate for contract customers amounted to 2.3 percent.

In Europe, T-Mobile has successfully driven the marketing of the Relax calling plans. With the various Relax rates, customers receive a certain bucket of call minutes for defined mobile calls at a monthly package rate. Across Europe, the number of customers with a Relax contract rose by 25 percent as compared with the first quarter of 2005, to approximately 3.9 million customers; this represents 17 percent of all European contract customers.

First half of 2005

T-Mobile Deutschland attracted 623,000 new customers in the second quarter of 2005, outstripping customer growth in the second quarter of 2004 and in the first quarter of 2005. This is a sign that the measures implemented as part of the “Save for Growth” program are producing initial results. T-Mobile is particularly successful in marketing the Relax calling plans, the new rate options Relax eco and the rate option Relax Local. With Relax eco, customers who decide against a subsidized handset when concluding a new or extending an existing T-Mobile fixed-term contract can save up to 50 percent of the monthly package price during the minimum contract term of 24 months. T-Mobile offers customers who often call a fixed-network line in Germany from their mobile phone the Relax Local option, with attractive rates for calls to two local area codes of their choice. The increase of approximately 325,000 in the number of customers using the Relax calling plans clearly shows that T-Mobile is systematically driving forward its goal of qualified customer growth by offering attractive rates. Monthly ARPU remained constant as against the first quarter of 2005, but decreased to EUR 23 from EUR 24 in the prior-year quarter. The churn rate was further reduced to 1.3 percent at the end of the reporting period.

T-Mobile UK lost 63,000 customers in the second quarter of 2005. The number of gross additions remained high as compared with the first quarter of 2005. However, this increase was not sufficient to offset the rise in the churn rate to 3.8 percent, which is attributable to the prepay segment in particular. The number of new contract customers rose by 12,000 and therefore remained almost stable at 3.1 million at the end of the reporting period. ARPU developed favorably, increasing quarter-on-quarter by EUR 2 to EUR 28; both contract and prepay customers generated a substantially higher ARPU.

T-Mobile Netherlands and the Eastern European subsidiaries in the Czech Republic, Hungary, Slovakia, Macedonia and, since the second quarter of 2005, also the T-Mobile subsidiary in Montenegro recorded further growth in their customer base. This was principally due to the fact that in all operations except for Hungary the churn rates declined – in some cases substantially – compared with the previous quarter. T-Mobile Austria further stabilized its customer base in a highly competitive environment. ARPU developed particularly encouragingly, increasing quarter-on-quarter in all operations despite considerable market saturation.

(9)                                  ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. Visitor roaming revenues are included in ARPU as of the first quarter of 2005. Deutsche Telekom believes this improves comparability with competitor data calculated in the same manner. Historical data was restated accordingly.

First half of 2005

Mobile Communications: Development of operations

			Second quarter of 2005				First half of 2005
	Q1 2005 millions of €		Q2 2005 millions of €		Q2 2004 millions of €	Change %	H1 2005 millions of €		H1 2004 millions of €	Change %	FY 2004 millions of €
Total revenue(a)	6,746		7,197		6,649	8.2	13,943		12,921	7.9	26,527
of which: T-Mobile Deutschland	2,074		2,128		2,179	(2.3)	4,202		4,299	(2.3)	8,745
of which: T-Mobile USA	2,598		2,858		2,317	23.3	5,456		4,370	24.9	9,278
of which: T-Mobile UK	988		1,013		1,108	(8.6)	2,001		2,241	(10.7)	4,344
of which: T-Mobile Netherlands	256		267		267	n.a.	523		517	1.2	1,046
of which: T-Mobile Austria	222		213		210	1.4	435		445	(2.2)	882
of which: T-Mobile CZ	217		229		203	12.8	446		389	14.7	827
of which: T-Mobile Hungary	256		275		266	3.4	531		501	6.0	1,049
of which: T-Mobile Hrvatska	101		129		106	21.7	230		195	17.9	436
of which: T-Mobile Slovensko(b)	86		93		—	n.a.	179		—	n.a.	—
of which: Other(c)	31		45		35	28.6	76		65	16.9	135

EBIT (profit from operations)	966		1,263		36	n.a.	2,229		1,177	89.4	1,510
EBIT margin (%)	14.3		17.5		0.5		16.0		9.1		5.7

Depreciation, amortization and impairment losses	(1,136)		(1,180)		(2,166)	45.5	(2,316)		(2,851)	18.8	(6,953)
EBITDA(d)	2,102		2,443		2,202	10.9	4,545		4,028	12.8	8,463
Special factors affecting EBITDA(d)	(9	)(e)	(38	)(f)	75 (g)	n.a.	(47	)(h)	75 (i)	n.a.	68 (j)
Adjusted EBITDA(d)	2,111		2,481		2,127	16.6	4,592		3,953	16.2	8,395
Adjusted EBITDA margind (%)	31.3		34.5		32.0		32.9		30.6		31.6

Cash capex(k)	(2,505)		(1,007)		(767)	(31.3)	(3,512)		(1,592)	n.a.	(3,078)

Number of employees(l)	48,914		49,271		47,407	3.9	49,092		46,872	4.7	47,418

The Mobile Communications strategic business area includes all activities of the fully consolidated mobile communications companies in Germany, the United Kingdom, the United States, the Czech Republic, Austria, the Netherlands, Hungary, Croatia, Slovakia, Macedonia, and Montenegro, as well as minority investments in Russia and Poland.

(a)                                  The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.

(b)                                 Fully consolidated as of the first quarter of 2005.

(c)                                  “Other” includes the revenues generated by MobiMak (Macedonia) and MONET (Montenegro). MONET is fully consolidated as of the second quarter of 2005.

(d)                                 Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(e)                                  Expenses at T-Mobile Austria for “Save for Growth” (EUR 7 million), expenses at T-Mobile Deutschland for Vivento (EUR 2 million).

(f)                                    Expenses for “Save for Growth” at T-Mobile Deutschland (EUR 33 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 2 million), expenses at T-Mobile Deutschland for Vivento (EUR 1 million).

(g)                                 Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK.

(h)                                 Expenses for “Save for Growth” at T-Mobile Deutschland (EUR 33 million), T-Mobile Austria (EUR 7 million), T-Mobile Netherlands (EUR 2 million), T-Mobile International AG & Co. KG (EUR 2 million), expenses at T-Mobile Deutschland for Vivento (EUR 3 million).

(i)                                     Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK.

(j)                                     Proceeds from the sale of Virgin Mobile (EUR 75 million) at T-Mobile UK, expenses at T-Mobile Deutschland for Vivento (EUR 7 million).

(k)                                  Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(l)                                     Average number of employees.

Mobile Communications: Total revenue

In the first half of 2005, the Deutsche Telekom Group increased its revenue from mobile communications by 7.9 percent

First half of 2005

or EUR 1,022 million year-on-year. In addition to the first-time consolidation of the Slovakian mobile communications company, this increase was again principally attributable to revenue growth of EUR 1,086 million at T-Mobile USA. The operations in the Czech Republic and Hungary recorded double-digit growth rates, as did the companies in Macedonia and Montenegro combined under “Other.” In the United Kingdom, T-Mobile’s revenue declined by EUR 240 million, impacted in particular by the cut in mobile termination charges. In Germany, total revenue fell 2.3 percent or EUR 97 million short of the first half of 2004, largely due to the decrease in revenue from terminal equipment. T-Mobile Deutschland nevertheless succeeded in boosting its high-margin service revenues by 1.4 percent or EUR 32 million.

Mobile Communications: EBITDA, adjusted EBITDA

EBITDA in the Mobile Communications strategic business area amounted to around EUR 4.5 billion in the first six months of 2005. This corresponds to an increase of 12.8 percent compared with the first half of 2004. EBITDA includes exceptional expenses of EUR 47 million – mainly for staff adjustments as part of the “Save for Growth” program in Germany and Austria. Adjusted EBITDA therefore amounted to EUR 4.6 billion, an increase of 16.2 percent year-on-year. The growth in T-Mobile’s EBITDA and adjusted EBITDA clearly exceeded that of T-Mobile’s revenue. T-Mobile USA in particular contributed to this growth once again with a year-on-year increase of 58 percent or EUR 537 million. The adjusted EBITDA margin in the Mobile Communications business area increased by 2.3 percentage points to 32.9 percent at the end of the reporting period. T-Mobile Deutschland again made the largest contribution to EBITDA in the mobile communications segment with EUR 1,728 million, followed by T-Mobile USA (EUR 1,459 million) and T-Mobile UK (EUR 604 million). The operations in the Czech Republic and Hungary each generated EBITDA of around EUR 200 million, while the companies in Austria, Croatia, and Slovakia each generated approximately EUR 100 million. EBITDA at T-Mobile Netherlands amounted to around EUR 60 million. The operations in Macedonia and Montenegro included under “Other” together posted EBITDA of EUR 39 million.

The EBITDA margin was 41 percent in Germany, 27 percent in the United States, and 30 percent in the United Kingdom. T-Mobile Deutschland in particular saw initial results of the “Save for Growth” program, while T-Mobile UK continues to be affected by the cut in mobile termination charges. The operations in Croatia and Slovakia generated margins of around 45 percent, while the operations in the Czech Republic, Macedonia, and Montenegro each recorded margins of approximately 50 percent. T-Mobile Hungary’s margin was 40 percent, T-Mobile Netherlands’ 13 percent, and T-Mobile Austria’s 25 percent.

Mobile Communications: EBIT

EBIT rose by 89 percent or EUR 1,052 million to EUR 2,229 million compared with the first half of 2004. In the previous year, exceptional expenses of EUR 1,278 million resulting in particular from the impairment of mobile communications licenses in the United States affected EBIT negatively. Adjusted for special factors, EBIT declined by 7.3 percent or EUR 179 million to EUR 2,276 million. This decrease is essentially attributable to higher amortization of UMTS licenses, which under IFRS can only be recognized from the start of network operations. The UMTS licenses in Germany and the UK were therefore not amortized until the second and third quarters of 2004 respectively.

Mobile Communications: Personnel

The average number of employees in Mobile Communications increased by 2,220 to 49,092 in the first half of 2005 compared to the corresponding prior-year figure. This rise relates mainly to staff additions at the fast-growing subsidiary T-Mobile USA and to the newly consolidated operations in Slovakia and Montenegro. In contrast, there were fewer employees at T-Mobile companies in Western Europe.

First half of 2005

Business Customers.

		June 30, 2005	Mar. 31, 2005	Change June 30, 2005/ Mar. 31, 2005(a) %		Dec. 31, 2004	Change June 30, 2005/ Dec. 31, 2004(a) %		June 30, 2003	Change June 30, 2005/ June 30, 2004(a) %
Enterprise Services
Computing & Desktop Services
Processor capacity (MIPS)(b)		126,656	130,429	(2.9)		130,786	(3.2)		121,831	4.0
Number of servers managed and serviced	(units)	38,290	36,360	5.3		35,418	8.1		34,160	12.1
Number of workstations managed and serviced	(millions of units)	1.3	1.3			1.2			1.2
Proportion of support activities, Germany	(%)	61.1	60.5	0.6	p	60.6	0.5	p	60.0	1.1	p
Proportion of retail, Germany	(%)	38.9	39.5	(0.6	)p	39.4	(0.5	)p	40.0	(1.1	)p
Systems Integration
Hours billed(c)	(millions)	5.8	2.8	—		11.7	—		5.7	—
Utilization rate(d)	(%)	78.1	77.3	0.8	p	77.8	0.3	p	76.1	2.0	p

Business Services
Voice revenue(c)	(millions of €)	946	455	—		1,933	—		959	(1.4)
Data revenue (legacy/IP)(c)	(millions of €)	1,150	579	—		2,593	—		1,179	(2.5)
IT revenue(c)	(millions of €)	91	32	—		77	—		35	n.a.

(a)                                  The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(b)                                 Million instructions per second.

(c)                                  Cumulative figures at the balance sheet date.

(d)                                 Ratio of average number of hours billed to maximum possible hours billed per period.

Business Customers: Selected KPIs

The revenue performance in the Business Customers strategic business area of the Group was stable in the first half of 2005. Although T-Systems’ total revenue was nearly unchanged as against the first of half of 2004, it increased by approximately 2 percent quarter-on-quarter. As part of its “Focus on Growth” program, T-Systems systematically expanded its business with valuable customers and boosted profitability. The continued substantial increase in EBIT of 21.7 percent is a strong sign of the successful implementation of the growth program.

First half of 2005

T-Systems Enterprise Services, the business unit which provides services to big multinational corporations and large public authorities, was again a major contributor to the overall success of this business area. Enterprise Services was able to acquire new customer projects despite continued strong competition. In Computing & Desktop Services, this business unit again increased the number of servers it manages and services by around 12 percent and the number of IT workstations it manages and services by 5.7 percent as against the corresponding prior-year period. The action program entitled “Enterprise Services Get in Shape,” which is part of the “Focus on Growth” initiative, for example aims at consolidating the computing centers. This has led to a decrease in the absolute number, but an increase in the profitability of MIPS (million instructions per second).

In the Systems Integration area of the Enterprise Service business unit, the successful implementation of “Focus on Growth” activities has raised capacity utilization by 2 percentage points over the prior-year period. Consequently, the number of hours billed also increased.

T-Systems Business Services recorded a positive trend in the area of Hosting and IT Solutions in the first half of 2005. The Business Services business unit, which serves approximately 160,000 large and medium-sized enterprises, thus partially offset the decline in the voice and legacy data business where T-Systems continues to face intense price and competitive pressure.

Business Customers: Development of operations

		Second quarter of 2005			First half of 2005
	Q1 2005 millions of €	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Total revenue	3,124	3,206	3,272	(2.0)	6,330	6,347	(0.3)	12,957
EBIT (profit from operations)	180	184	140	31.4	364	299	21.7	570
Special factors affecting EBIT	(1)	(5)	(43)	88.4	(6)	(46)	87.0	(121)
Adjusted EBIT	181	189	183	3.3	370	345	7.2	691
Adjusted EBIT margin (%)	5.8	5.9	5.6		5.8	5.4		5.3

Depreciation, amortization and impairment losses	(215)	(221)	(243)	9.1	(436)	(475)	8.2	(947)
EBITDA(a)	395	405	383	5.7	800	774	3.4	1,517
Special factors affecting EBITDA(a)	(1)	(5)	(43)	88.4	(6)	(46)	87.0	(121)
Adjusted EBITDA(a)	396	410	426	(3.8)	806	820	(1.7)	1,638
Adjusted EBITDA margin(a)(%)	12.7	12.8	13.0		12.7	12.9		12.6

Cash capex(b)	(132)	(168)	(211)	20.4	(300)	(335)	10.4	(757)

Number of employees(c)	51,314	51,727	52,729	(1.9)	51,521	52,544	(1.9)	51,978

(a)                                  Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)                                 Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)                                  Average number of employees.

First half of 2005

Business Customers:  Total revenue

At EUR 6.3 billion, the total revenue of the Business Customers business area remained at the prior-year level. The Enterprise Services business unit increased its revenue by 2.9 percent over the first half of 2004, offsetting the year-on-year decrease of 5.8 percent at Business Services.

The positive trend at Enterprise Services was mainly driven by Computing & Desktop Services, the revenues of which were 3.5 percent higher than the corresponding figure for the first half of 2004. This increase can, in turn, be credited primarily to the “Customer Excellence” initiative launched in connection with the “Focus on Growth” program. As a result of this initiative, the business unit was able to increase its “share of wallet” in customers’ ICT budgets.

The revenue generated in the Systems Integration area of the Enterprise Services business unit was 2.9 percent higher than the corresponding prior-year figure. T-Systems was able to partially offset the effects of continued strong price pressure through improved capacity utilization and a higher number of hours billed.

Business Customers: Net revenue

At EUR 4.5 billion, the volume of business conducted with companies outside the Deutsche Telekom Group in the first half of 2005 remained at the prior-year level. The Enterprise Services unit contributed approximately EUR 2.4 billion to net revenue and the Business Services unit approximately EUR 2.1 billion. The Enterprise Services area of Computing & Desktop Services maintained its market position by generating a 4.8-percent growth in net revenue compared with the first half of 2004. This growth trend was driven in particular by successful activities in the area of business process outsourcing (BPO). In terms of revenue, the Enterprise Services area of Telecommunications outperformed the market. Net revenue generated in this segment was up 5.2 percent on the prior-year figure.

The Business Services unit also continued to face strong price and competitive pressure. Nonetheless, net revenue increased 1.9 percent quarter-on-quarter. This increase can be credited mainly to the positive performance of Hosting and IT Solutions.

Business Customers: EBITDA, adjusted EBITDA

In the first half of 2005, T-Systems generated EBITDA of approximately EUR 800 million, of which T-Systems Enterprise Services contributed EUR 676 million and T-Systems Business Services EUR 124 million. By means of steady profitable growth, as reflected in a year-on-year EBITDA growth rate of 4.5 percent, Enterprise Services is playing a major role in the overall performance of the Business Customers business area, more than offsetting the EBITDA decline at Business Services.

Within T-Systems Enterprise Services, Computing & Desktop Services (CDS) deserves special mention: With an EBITDA growth rate of 10.7 percent and an EBITDA margin of 25 percent, this area has demonstrated impressive profitability gains.

As a result of the smaller volume of special factors in 2005, adjusted EBITDA at the end of the reporting period was 1.7 percent lower than the corresponding prior-year figure.

Business Customers: EBIT,adjusted EBIT

Year-on-year, T-Systems increased EBIT in the first half of 2005 by 21.7 percent. This growth can be attributed in part to the lower volume of depreciation, amortization and impairment losses, but it also affirms the fact that the cost savings and efficiency enhancement measures (“Enterprise Services Get in Shape”) implemented in connection with the “Focus on Growth” program are beginning to show positive results.

Adjusted EBIT for the first half of 2005 rose 7.2 percent year-on-year.

Business Customers: Personnel

The average headcount within the Business Customers business area was 51,521, representing a decrease of 1,023 employees as against the first half of 2004.

First half of 2005

Group Headquarters & Shared Services.

(a)	Group Headquarters primarily includes subsidiaries such as Deutsche Telekom International Finance B.V., Deutsche Telekom Holding B.V., and T-Venture Holding GmbH.

(b)

Real Estate Services (GuG) = Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), DFMG Deutsche Funkturm GmbH, GMG Generalmietgesellschaft mbH (GMG), Sireo Real Estate Asset Management GmbH (Sireo), Power and Air Condition Solution Management GmbH & Co. KG (PASM), and TELIT kft.

(c)	Including Vivento Customer Services GmbH & Co. KG (VCS) and Vivento Technical Services GmbH & Co. KG (VTS).

(d)

Primarily: DeTeAssekuranz – Deutsche Telekom Assekuranzvermittlungsgesellschaft mbH, Deutsche Telekom Training GmbH, Leipzig University of Applied Sciences, Human Resources Management, Accounting & Controlling.

(e)	The former shared service Billing & Collection has been part of the Business Customers strategic business area since the beginning of 2005.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Group, as well as those operating activities that are not directly related to the core business of the units. The Shared Services unit includes in particular Vivento, Real Estate Services, and DeTeFleetServices GmbH – the full-service provider of fleet management and mobility services. Since January 1, 2005, the former shared service Billing & Collection has been managed within the Business Customers strategic business area under the T-Systems brand name.

Real Estate Services, the shared service responsible for managing and servicing Deutsche Telekom AG’s real estate assets primarily in Germany, was expanded at the beginning of 2005 with the addition of PASM Power and Air Condition Solution Management GmbH & Co. KG. Since the first quarter of 2005, the real estate group has been represented outside Germany for the first time with the Hungarian-based TELIT Szolgáltató Részvénytársaság. This subsidiary, which was established by Deutsche Telekom Immobilien und Service GmbH in collaboration with a local partner, provides facility management services for Magyar Telekom and also offers these services to other companies in the Hungarian market.

First half of 2005

In the first six months of 2005, Vivento recorded sustained growth and continued its strategy of driving external workforce reduction and filling internal positions with Vivento employees, as well as migrating additional staff to the Vivento business lines and driving forward internal projects. Almost 3,700 employees left Vivento in the first half of 2005, and since its formation approximately 16,500 employees have found jobs outside Vivento. In the first six months of the year, Vivento took over around 1,200 employees from the Deutsche Telekom Group. This increased the number of transferred staff to 33,000 since the company was established. Approximately 750 of the around 16,500-strong workforce are Vivento’s own employees/members of management, 6,350 work in either of the two Vivento business lines, and around 9,400 are transferees. Approximately 6,350 of these transferees were engaged on a contract or temporary basis in the first half of 2005.  In total, 82 percent of all Vivento employees were in employment or training as of June 30, 2005.

The first six months of the year saw the successful staffing of Vivento Customer Services GmbH & Co. KG (VCS) and Vivento Technical Services GmbH & Co. KG (VTS). VCS with its 18 sites increased its workforce in the first half of 2005 to approximately 2,750. In addition, around 550 employees worked on a temporary basis at VCS as of June 30, 2005. At VTS, which offers installation and after-sales services in the field of technical infrastructure, the number of permanent employees rose to approximately 1,200. Around 600 employees were engaged by VTS on a temporary basis at the end of the reporting period.

Vivento created new placement opportunities during the reporting period with the “Security” project, for example. Vivento staff are deployed as receptionists and security guards at Deutsche Telekom sites all over Germany. At the end of the first six months, some 200 Vivento employees were engaged by Security Services.

Vivento’s top priority is to assist with long-term staff reductions in the Group. For this reason, in the second half of 2005 the company will continue to pursue its goal of placing as many employees as possible in permanent jobs inside or outside the Group. In addition to the systematic expansion of the business lines and the realization of additional placement opportunities, emphasis will continue to be placed on cooperation with government agencies and public institutions in order to provide new career prospects, in particular to employees with civil servant status. This includes continuing the successful cooperation with the ‘Bundesagentur für Arbeit’ (Federal Employment Agency) and municipal governments in connection with the Federal Government’s Hartz IV program. In this project, Vivento employees assist the Agency with support and job placements for recipients of benefits for the long-term unemployed.

First half of 2005

Group Headquarters & Shared Services: Development of operations

			Second quarter of 2005			First half of 2005
		Q1 2005	Q2 2005	Q2 2004		H1 2005	H1 2004		FY 2004
		millions of €	millions of €	millions of €	Change %	millions of €	millions of €	Change %	millions of €
Total revenue		853	883	882	0.1	1,736	1,748	(0.7)	3,526
EBIT (loss from operations)		(292)	(231)	(318)	27.4	(523)	(642)	18.5	(1,432)
EBIT margin	(%)	(34.2)	(26.2)	(36.1)		(30.1)	(36.7)		(40.6)

Depreciation, amortization and impairment losses		(209)	(211)	(196)	(7.7)	(420)	(400)	(5.0)	(876)
EBITDA(a)		(83)	(20)	(122)	83.6	(103)	(242)	57.4	(556)
Special factors affecting EBITDA(a)		(11)	46	43	7.0	35	10	n.a.	(8)
Adjusted EBITDA(a)		(72)	(66)	(165)	60.0	(138)	(252)	45.2	(548)
Adjusted EBITDA margin(a)	(%)	(8.4)	(7.5)	(18.7)		(7.9)	(14.4)		(15.5)

Cash capex(b)		(56)	(118)	(128)	7.8	(174)	(184)	5.4	(518)

Number of employees(c)		30,868	29,997	32,787	(8.5)	30,432	33,853	(10.1)	32,872
of which: at Vivento(d)		17,700	16,500	19,900	(17.1)	16,500	19,900	(17.1)	19,000

(a)

Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 43 et seq. For detailed information and calculations of the figures for 2004, please refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

(b)	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.

(c)	Average number of employees.

(d)	Number of employees at the balance sheet date, including Vivento’s own staff and management. Prior-year comparatives have been adjusted. Figures rounded.

Group Headquarters & Shared Services: Total revenue

Total revenue of Group Headquarters & Shared Services decreased slightly compared with the first half of 2004. This development is attributable primarily to the decline in revenue generated in Real Estate Services – mainly because of the lower volumes of orders being placed by customers as a result of the conversion to new market-based lease models with the strategic business areas. This decline was partially offset by the revenues generated by the Vivento business lines Call Center Unit and VTS, which started operations in January and July 2004 respectively, and by a slight increase in revenues at DeTeFleetServices GmbH.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

Despite slightly lower revenues compared with the same period in 2004, EBITDA improved substantially. This is mainly due to Vivento’s smaller workforce compared with the previous year. The costs of trainees and social security expenses for civil servants, which had been previously reported under Headquarters’ costs but are now allocated more fairly based on actual cost generation, reduced costs substantially at Group Headquarters. This is, however, contrasted by a decline in EBITDA from Real Estate Services, largely due to the lower revenues generated in this area. On the other hand, EBITDA benefited from the positive development of the special factors. These amounted to EUR 35 million in the first half of 2005, exceeding the prior-year figure by EUR 25 million. In contrast to the special factors of EUR 10 million from the first half of 2004, which consisted of transfer payments to Vivento and charges for voluntary redundancy payments, EBITDA in the first six months of 2005 was influenced by income from insurance refunds in addition to the transfer payments to Vivento and charges for voluntary redundancy payments. Adjusted for these special factors, EBITDA increased by EUR 114 million year-on-year.

Group Headquarters & Shared Services: EBIT

EBIT improved by EUR 119 million compared with the first half of 2004. The main factor contributing to this development was the favorable growth of EBITDA. This was partially offset by the slight increase in depreciation, amortization and impairment losses.

First half of 2005

Group Headquarters & Shared Services: Personnel

The average number of employees during the reporting period was 30,432. The decline from last year’s figure was principally due to a reduction in staff at Vivento.

First half of 2005

Outlook.

Highlights after the balance sheet date (June 30, 2005).

Group

Merger of T-Online International AG into Deutsche Telekom AG.

•                  The shareholders’ meeting of T-Online International AG on April 29, 2005 approved the agreement signed with Deutsche Telekom AG on March 8, 2005 on the merger of T-Online into Deutsche Telekom. Due to rescission suits filed by several
T-Online shareholders against this approval, the merger can be entered in the commercial registers of the two companies, and therefore completed, as soon as the the responsible court rules in so-called judicial release proceedings that the rescission suits do not stand in the way of the merger’s being recorded in the commercial registers, or the rescission suits are dismissed or dropped. The defendant T-Online considers the recission suits unfounded. Deutsche Telekom shares this opinion.

Broadband/Fixed Network: T-Com

T-Com introduces higher bandwidths.

•                  As of July 1, 2005, T-Com has been offering T-DSL lines with transmission rates of up to 6 MBits/s downstream and up to 576 KBit/s upstream throughout Germany under the product name T-DSL 6000. The new service costs only EUR 24.99, no more than the previous T-DSL 3000 line, although it provides twice the downstream performance for the customer at no additional cost. The launch of T-DSL 6000 is one of the ways that T-Com is promoting innovation in the field of DSL technology in particular. In addition to the pilot project for ADSL 2+ technology (ADSL: Asymmetric Digital Subscriber Line), which is already underway in Hanover and allows for downstream transmission speeds of up to 16 MBits/s, T-Com plans to launch additional pilot projects in Hamburg and Stuttgart in September 2005, in which not only ADSL 2+, but also VDSL (Very high bit-rate Digital Subscriber Line) technology, which allows for downstream transmission speeds of up to 25 MBits/s, will be used.

T-Com upgrades one of Europe’s biggest next-generation IP networks with a new generation of routers.

•                  In summer 2005, T-Com initiated a project to expand its IP next-generation network – one of the biggest in Europe – by upgrading existing Cisco routers. T-Com customers will benefit from improved quality of service as a result of better availability and even better support of innovative multimedia functions. Furthermore, the simplified network infrastructure and improvement in the authentication and billing function also offer operational benefits for T-Com.

Federal Network Agency reduces one-time charges for subscriber line and line sharing charges.

•                  On August 3, 2005, the Federal Network Agency (formerly the Regulatory Authority) announced considerable reductions in the one-time charges (activation and cancellation) for subscriber line rental and line sharing charges. Effective July 1, 2005, the one-time activation charge for rental of the subscriber line by competitors has been reduced by around 10 percent to EUR 43.10 for the most common variant of the subscriber line (copper wire pair). Other variants are, in most cases, also subject to cuts, although some of the approved charges have increased slightly in individual cases. The monthly charges for shared use of the broadband frequency spectrum of the subscriber line – so-called line sharing – were set at EUR 2.31. All approved charges are valid until June 2007.

Broadband/Fixed Network: T-Online

T-Online sells interest in comdirect.

•                  Effective July 26, 2005, Commerzbank AG exercised the call option agreed with T-Online International AG to purchase 21.3 percent of stock in comdirect bank AG. T-Online International AG is selling the 30 million shares in comdirect bank for an average share price to be determined prior to the acquisition

First half of 2005

date. Mobile Communications

T-Mobile Austria strengthens its position as number two with acquisition of tele.ring.

•                  T-Mobile Austria has entered into an agreement with Western Wireless Austria Corporation, Little Rock, United States, to acquire full control of the Austrian mobile communications operator tele.ring Telekom Service GmbH, Vienna. The agreed purchase price is EUR 1.3 billion. T-Mobile expects this acquisition to result in synergies with a net present value of EUR 300 million, and will also acquire tax loss carryforwards with an additional net present value of approximately EUR 150 million as part of the transaction. Together, T-Mobile Austria and tele.ring serve over 3 million customers. This represents a market share of around 37 percent. The transaction is subject to approval by the Austrian telecommunications regulator as well as the European Commission.

web’n’walk: Launch of mobile Internet service in the United Kingdom, Czech Republic and the Netherlands.

•                  Following the successful introduction of web’n’walk – the open Internet access from mobile devices – in Germany and Austria, this service will also be introduced in the United Kingdom, the Czech Republic and the Netherlands over the course of this year. T-Mobile customers will then be able to access their favorite web sites to obtain information and utilize entertainment programs while on the move.

T-Mobile Deutschland consistently continues rate campaign.

•                  T-Mobile is continuing to stimulate mobile communication usage in Germany through transparent and target group-specific calling plans with low rates. As of August 1, 2005, T-Mobile Deutschland launched a flat rate for calls into the fixed network and T-Mobile’s network. Relax Local customers can then make unlimited calls at any time of day to fixed-network lines within two local area codes for just EUR 10 a month. With the Weekend and Freetime optional features, customers can also make unlimited calls to the fixed network as of August 2005. This also applies to calls within the T-Mobile network. With Xtra Click&Go – a new rate for prepay customers – T-Mobile Deutschland is the first network operator to launch an Internet rate under its own brand. With this rate, customers can make calls within the T-Mobile network 24 hours a day in the largest mobile community in Germany for just EUR 0.15/min. It also costs EUR 0.15 to send a text message (SMS). At EUR 0.30/min., domestic calls to other mobile networks and the fixed network are also well below the Xtra rates applicable to date. Calls to voice mail boxes are even free within Germany with the new “SIM only” rate.

HSDPA: High-speed UMTS.

•                  In the coming months, T-Mobile will be testing its HSDPA (High-Speed Downlink Packet Access) technology, which it first presented at CeBIT 2005, under real-life operating conditions. For this purpose, T-Mobile will equip the UMTS base stations with special HSDPA software and in some cases will also replace the hardware. The technology is to be ready for commercial use with bandwidths of up to 1.8 MBits/s in time for CeBIT 2006. HSDPA will provide greater speed and convenience to consumers and business customers for all their mobile applications, whether surfing, e-mail or downloads. HSDPA will be available in all areas where T-Mobile already provides UMTS coverage. In the future, the transmission speeds will be increased gradually to up to 7.2 MBits/s.

Honors for T-Mobile USA’s network quality.

•                  Of all five national U.S. mobile carriers, T-Mobile USA has been singled out in an independent market study by J. D. Power and Associates for the high quality of its network (J. D. Power study, August 2, 2005,

First half of 2005

www.jdpower.com/cc/telecom/ratings/wireless/Find.jsp). At national level, T-Mobile has been named second-best provider in this category for the second year running; in the north-east and south-east of the United States, T-Mobile was crowned the provider with the highest level of network quality. 24,000 mobile communications customers nationwide were asked their opinion.
T-Mobile’s good result in the study was largely down to the Personal Coverage Check (PCC). Only with T-Mobile USA can customers enter addresses and locations of their choosing on the Internet and then receive detailed information about the local network coverage. This lets prospective customers check whether the T-Mobile network covers areas that are important to them before concluding a contract.

Business Customers

Toll Collect.

•                  Installation of the new software version OBU 2.0 on the on-board units began in July 2005. The software, which will be installed in approximately 450,000 vehicles, will make the truck toll collection system even more flexible. Starting in 2006, for example, it will be possible for new Autobahn connection points, additional toll routes or altered toll charges to be installed on the on-board units automatically and wirelessly.

First half of 2005

Development of revenue and profit.(10)

Net revenue

For 2005, Deutsche Telekom again expects clear growth in net revenue. This expectation is supported in particular by the growth programs of the strategic business areas initiated as part of the Excellence Program.

EBITDA

The maxim of profitable growth will continue to be Deutsche Telekom’s primary value-based management criterion in 2005. With the support of the Excellence Program, the Group also expects sustained efficiency improvements in 2005, which should have a favorable effect on EBITDA growth.

Finance costs

In the 2005 financial year, Deutsche Telekom expects a year-on-year decrease in its finance costs as a result of lower average net debt than in 2004.

Net profit

Deutsche Telekom assumes that the increase in revenue and efficiency will have a favorable impact on net profit in the 2005 financial year despite the ensuing higher income tax expenses.

Financial liabilities

Planned investments, measures associated with the merger of T-Online into Deutsche Telekom, and dividend payments will entail higher cash outflows in 2005. These outflows will largely be covered by cash flows arising from operating activities. Deutsche Telekom does not expect significant changes in the ratio of net debt to adjusted EBITDA for 2005.

(10)         These assumptions are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the revenue and profit actually generated in 2005 will be in line with its expectations. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors that might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this report.

First half of 2005

Broadband/Fixed Network

Based on its integrated products comprising broadband lines, Internet services, voice telephony components and so-called “triple-play” packages, which also include multimedia services such as video on demand, music downloads and games, the Broadband/Fixed Network strategic business area assumes that the sales volume of broadband services will continue to grow satisfactorily. By introducing packages with bundled products and services and reducing the price for the DSL flat rate, Broadband/Fixed Network is taking steps to position itself accordingly in the market. In traditional fixed-network telephony, Broadband/Fixed Network anticipates a continued revenue decline against the backdrop of reductions in the number of lines, market share losses and price effects on calls due to fixed-mobile substitution, and competitor activities. Through efficiency enhancement programs, T-Com will try to secure an appropriate share of growth on the broadband market and to generate additional cost savings in traditional business.

In light of the stiffer competition, reinforcing competitiveness is of central importance. When structuring the business, the focus in the European Internet market is on two fundamental trends: the growing significance of broadband technology and the related expansion of user options as well as the further customization and tailoring of products and services to meet customer needs. In this context, this business area intends to develop a series of additional integrated products and services in order to address the differentiated customer segments individually, and anticipates revenue growth as a result.

The Broadband/Fixed Network business area aims to maintain its profit at a high level.

Mobile Communications

In its drive to increase revenue, T-Mobile will continue to focus on service revenues. In this context, low-margin revenues from terminal equipment will remain of secondary importance. T-Mobile USA will remain the primary growth driver. T-Mobile expects another increase in EBITDA and a stable EBITDA margin for the 2005 financial year as a whole. The efficiency improvement and growth program “Save for Growth” will probably trigger restructuring expenses during the remainder of the year and will allow
T-Mobile to prepare itself better for the future. The further development of U.S. dollar and pound sterling exchange rates may have an effect on T-Mobile’s revenue and profit.

Business Customers

The Business Customers strategic business area (T-Systems) is forecasting stable development in total revenue for the 2005 financial year. The main driving forces behind this development will be the positive developments at the Enterprise Services business unit. The “Focus on Growth” program, which was launched in connection with the Excellence Program at Deutsche Telekom, is also expected to contribute to a positive profit development over the course of the 2005 financial year.

Group Headquarters & Shared Services

With respect to further development in the 2005 financial year, Group Headquarters & Shared Services are expected to proceed in the ordinary course. The business unit’s EBITDA will be influenced largely by Vivento and, in particular, by the success of the expansion of the business line activities and the realization of further employment opportunities.

First half of 2005

Risk situation.

For additional explanations, in particular on the risks of the merger of T-Online International AG into Deutsche Telekom AG, please refer to the “Disclaimer” at the end of this report and to the other risk factors described in the management report as of December 31, 2004 and the Annual Report on Form 20-F.

Litigation and potential claims for damage.

•                  As part of the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself and the Federal Republic of Germany addressing disputes relating to the truck toll collection system, Deutsche Telekom received the statement of claim of the Federal Republic on August 2, 2005, increasing the claim by around EUR 1.6 billion, compared with the written statement of the case dated September 8, 2004, to around EUR 5.2 billion. This increase in the claim is attributed to further breaches of the operating agreement and the increase in time-based contractual penalties. In view of the length of the statement of claim, it is not possible to make any statements concerning the prospects that the Federal Republic will prevail.

•                  In May 2005, Deutsche Telekom AG and T-Mobile International AG & Co. KG were served with a complaint from Vivendi Universal SA. Vivendi alleges that Deutsche Telekom and/or T-Mobile International unlawfully broke off negotiations with Vivendi concerning the take-over of a 48-percent stake in Polska Telefonia Cyfrowa Sp.zoo (PTC) in order to obtain these shares subsequently at a lower price. The complaint is pending before the Commercial Court in Paris. The amount in dispute is in the order of approximately EUR 2.3 billion. Deutsche Telekom and T-Mobile International believe that this complaint is without merit.

First half of 2005

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, the EBITDA margin, the EBITDA margin adjustted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by the International Financial Reporting Standards (IFRS) or U.S. Generally Accepted Accounting Principles (U.S. GAAP). As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA for the strategic business areas and the Group as a whole is derived from profit/loss from operations (EBIT). To calculate EBITDA, this measure of earnings before profit/loss attributable to minority interests, income taxes and net financial income/expense is additionally adjusted for depreciation, amortization and impairment losses. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial income/expense includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the strategic business areas and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual strategic business areas.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. Further details of the effects of special factors on Group EBITDA and the EBITDA of the strategic business areas can be found in the section on “Special factors.” below.

EBITDA margin/ adjusted EBITDA margin

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

First half of 2005

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the strategic business areas were affected by a range of special factors in both the reporting period and the prior-year period.

The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, net financial income/expense, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables in the sections on the strategic business areas and under “Deutsche Telekom at a glance” outline the way in which Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for the strategic business areas from profit/loss from operations in accordance with IFRS. The special factors are presented for the reporting period and the comparative prior-year period.

Special factors affecting EBITDA

Special factors affecting EBITDA in the first half of 2005 included a total of EUR 49 million of personnel and non personnel-related restructuring expenses in the Broadband/Fixed Network and Mobile Communications business areas, as well as expenses of EUR 18 million relating to severance and voluntary redundancy payments at Group Headquarters & Shared Services. Income from insurance refunds of EUR 41 million had a positive effect on Group EBITDA. In addition, intra-group expenses for staff transfers to Vivento had an EBITDA-neutral effect.

Special factors amounting to EUR 6 million were recorded in the same period last year. This total includes EUR 69 million in restructuring expenses and expenditures for severance and voluntary redundancy payments, mainly in the Broadband/ Fixed Network business area and at Group Headquarters & Shared Services, as well as an offsetting EUR 75 million in retrospective income from the sale of Virgin Mobile in the Mobile Communications business area.

Special factors not affecting EBITDA

Special factors not affecting Group EBITDA in the first half of 2005 included the gain on the disposal of the stake in Intelsat amounting to EUR 21 million. The tax-related impact of the total special factors included in EBITDA and the non-operating result was plus EUR 7 million.

These factors compare to an impairment of U.S. mobile communications licenses (EUR 1,353 million) as well as income from the disposal of shares held in SES (EUR 92 million) in the prior year. Tax effects result in tax income of EUR 551 million, mainly attributable to deferred taxes arising from the impairment of licenses.

First half of 2005

Reconciliation of the consolidated income statement

	H1 2005	Special factors in H1 2005		H1 2005 without special factors	H1 2004	Special factors in H1 2004		H1 2004 without special factors	FY 2004
	millions of €	millions of €		millions of €	millions of €	millions of €		millions of €	millions of €

Net revenue	29,124			29,124	28,267			28,267	57,360
Cost of sales	(15,175)	(7	)(a)	(15,168)	(16,190)	(1,353	)(g)	(14,837)	(31,559)
Gross profit	13,949	(7)		13,956	12,077	(1,353)		13,430	25,801
Selling expenses	(6,941)	(21	)(b)	(6,920)	(6,279)			(6,279)	(12,837)
General and administrative expenses	(2,095)	(14	)(b)	(2,081)	(2,182)			(2,182)	(4,505)
Other operating income	633	41	(c)	592	834	75	(h)	759	1,718
Other operating expenses	(597)	(25	)(d)	(572)	(750)	(69	)(i)	(681)	(3,916)
Profit from operations	4,949	(26)		4,975	3,700	(1,347)		5,047	6,261
Financial income (expense), net	(1,503)	21	(e)	(1,524)	(1,920)	92	(j)	(2,012)	(2,743)
Profit before income taxes	3,446	(5)		3,451	1,780	(1,255)		3,035	3,518
Income taxes	(1,249)	7	(f)	(1,256)	(319)	551	(k)	(870)	(1,528)
Profit after income taxes	2,197	2		2,195	1,461	(704)		2,165	1,990
Profit attributable to minority interests	244			244	252			252	426
Net profit	1,953	2		1,951	1,209	(704)		1,913	1,564

Profit from operations (EBIT)	4,949	(26)		4,975	3,700	(1,347)		5,047	6,261
Depreciation, amortization and impairment losses	(5,168)			(5,168)	(5,904)	(1,353)		(4,551)	(13,128)

EBITDA	10,117	(26)		10,143	9,604	6		9,598	19,389
EBITDA margin (%)	34.7			34.8	34.0			34.0	33.8

Special factors in the first half of 2005:

(a)	Personnel and non personnel-related restructuring expenses in the Mobile Communications business area.

(b)	Personnel-related restructuring expenses in the Mobile Communications business area.

(c)	Income from insurance refunds.

(d)

Personnel-related restructuring expenses in the Broadband/Fixed Network and Mobile Communications business areas as well as severance and voluntary redundancy payments at Group Headquarters & Shared Services.

(e)	Gain on the disposal of the stake in Intelsat (Group Headquarters & Shared Services).

(f)	Tax effects from special factors within profit income taxes.

Special factors in the first half of 2004:

(g)	Impairment losses on U.S. mobile communications licenses relating to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless (Mobile Communications business area).

(h)	Retrospective income from the sale of Virgin Mobile (Mobile Communications business area).

(i)	Mainly expenditures for severance and voluntary redundancy payments in the Broadband/Fixed Network business area and at Group Headquarters & Shared Services.

(j)	Gain on the disposal of shares in SES (Group Headquarters & Shared Services).

(k)	Tax income from the impairment of U.S. mobile communications licenses as well as expenditures for severance and voluntary redundancy payments.

First half of 2005

Free cash flow.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow

	H1 2005	H1 2004	FY 2004
	millions of €	millions of €	millions of €

Cash generated from operations	7,419	9,059	20,462
Interest paid	(1,604)	(1,855)	(3,742)
Net cash from operating activities	5,815	7,204	16,720
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(4,915)	(2,928)	(6,410)
Free cash flow before dividend payments	900	4,276	10,310

Gross and net debt.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, liabilities arising from ABS transactions (capital market liabilities), liabilities from derivatives and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due < 1 year). In addition, all derivative financial instruments and cash collateral paid for negative fair values of derivatives and cash collateral paid for ABS transactions are deducted from gross debt.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies. Deutsche Telekom also uses net debt for purposes of managing and controlling debt.

First half of 2005

Reconciliation of the Group’s gross and net debt

	June 30, 2005	Dec. 31, 2004	June 30, 2004
	millions of €	millions of €	millions of €

Bonds	40,732	39,458	46,559
Liabilities to banks	3,528	3,074	3,182
Liabilities to non-banks from promissory notes	653	651	755
Liabilities from derivatives	745	1,159	947
Lease liabilities	2,473	2,487	2,340
Liabilities arising from ABS transactions	1,384	1,563	1,195
Other financial liabilities	122	79	120
Gross debt	49,637	48,471	55,098
Cash and cash equivalents	3,910	8,005	6,305
Available-for-sale/held-for-trading financial assets	114	120	676
Derivatives	673	396	471
Other financial assets	407	407	579
Net debt	44,533	39,543	47,067

First half of 2005

Corporate governance.

In the most recent Declaration of Conformity released on December 16, 2004 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic ‘Bundesanzeiger’ (Federal Gazette) on July 4, 2003, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.deutschetelekom.com). The Declaration of Conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders on T-Online International AG’s website.

First half of 2005

Consolidated financial statements.

Consolidated income statement

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €
Net revenue	14,748	14,377	2.6	29,124	28,267	3.0	57,360
Cost of sales	(7,649)	(8,971)	14.7	(15,175)	(16,190)	6.3	(31,559)
Gross profit	7,099	5,406	31.3	13,949	12,077	15.5	25,801
Selling expenses	(3,507)	(3,072)	(14.2)	(6,941)	(6,279)	(10.5)	(12,837)
General and administrative expenses	(1,058)	(1,148)	7.8	(2,095)	(2,182)	4.0	(4,505)
Other operating income	354	473	(25.2)	633	834	(24.1)	1,718
Other operating expenses	(279)	(375)	25.6	(597)	(750)	20.4	(3,916)
Profit from operations	2,609	1,284	n.a.	4,949	3,700	33.8	6,261
Finance costs	(792)	(895)	11.5	(1,535)	(1,789)	14.2	(3,354)
Interest income	76	93	(18.3)	175	222	(21.2)	376
Interest expense	(868)	(988)	12.1	(1,710)	(2,011)	15.0	(3,730)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	(48.8)	77	26	n.a.	945
Other financial income (expense)	(31)	119	n.a.	(45)	(157)	71.3	(334)
Financial expense, net	(782)	(696)	(12.4)	(1,503)	(1,920)	21.7	(2,743)
Profit before income taxes	1,827	588	n.a.	3,446	1,780	93.6	3,518
Income taxes	(763)	111	n.a.	(1,249)	(319)	n.a.	(1,528)
Profit after income taxes	1,064	699	52.2	2,197	1,461	50.4	1,990
Profit attributable to minority interests	121	122	(0.8)	244	252	(3.2)	426
Net profit	943	577	63.4	1,953	1,209	61.5	1,564

Earnings per share

	Second quarter of 2005		First half of 2005
	Q2 2005	Q2 2004	H1 2005	H1 2004	FY 2004

Earnings per share/ADS basic and diluted (€)	0.22	0.14	0.46	0.29	0.38

First half of 2005

Consolidated balance sheet

	June 30, 2005 millions of €	Dec. 31, 2004 millions of €	Change %	June 30, 2004 millions of €
Assets
Current assets	15,780	18,836	(16.2)	19,516
Cash and cash equivalents	3,910	8,005	(51.2)	6,305
Trade and other receivables	7,411	6,732	10.1	7,565
Current recoverable income taxes	462	317	45.7	378
Other current financial assets	1,270	1,237	2.7	2,231
Inventories	903	1,154	(21.8)	1,210
Other current assets	1,824	1,391	31.1	1,827
Non-current assets	111,525	106,304	4.9	112,691
Intangible assets	54,625	50,736	7.7	55,468
Property, plant and equipment	48,376	46,318	4.4	47,891
Investments accounted for using the equity method	1,796	2,667	(32.7)	2,824
Other non-current financial assets	2,088	1,678	24.4	970
Deferred tax assets	4,298	4,527	(5.1)	5,229
Other non-current assets	342	378	(9.5)	309
Total assets	127,305	125,140	1.7	132,207

Liabilities and shareholders’ equity
Current liabilities	24,287	26,014	(6.6)	29,132
Current financial liabilities	11,489	12,515	(8.2)	16,785
Trade and other payables	5,487	6,116	(10.3)	5,311
Income tax liabilities	812	715	13.6	520
Current provisions	3,249	3,698	(12.1)	3,180
Other current liabilities	3,250	2,970	9.4	3,336
Non-current liabilities	56,348	53,255	5.8	56,813
Non-current financial liabilities	40,573	38,142	6.4	41,385
Provisions for pensions and other employee benefits	4,419	4,209	5.0	4,260
Other non-current provisions	2,950	3,077	(4.1)	2,901
Deferred tax liabilities	6,761	5,932	14.0	6,609
Other non-current liabilities	1,645	1,895	(13.2)	1,658
Liabilities	80,635	79,269	1.7	85,945

Shareholders’ equity	46,670	45,871	1.7	46,262
Issued capital	10,747	10,747	—	10,746
Capital reserves	49,544	49,523	0.04	49,514
Retained earnings including carryforwards	(18,699)	(17,680)	(5.8)	(17,693)
Other comprehensive income	(354)	(2,667)	86.7	(1,922)
Net profit	1,953	1,564	24.9	1,209
Treasury shares	(8)	(8)	—	(8)
	43,183	41,479	4.1	41,846
Minority interest	3,487	4,392	(20.6)	4,416
Total liabilities and shareholders’ equity	127,305	125,140	1.7	132,207

First half of 2005

Statement of changes in equity

	Parent
	Equity contributed		Consolidated shareholders’ equity generated
	Issued capital	Capital reserves	Retained earnings	Carry forwards	Net profit (loss)	Total
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan.1, 2004	10,746	49,500	(19,631)	0	1,937	(17,694)
Changes in the composition of the Group			1			1
Profit after income taxes					1,209	1,209
Unappropriated net profit (loss) carried forward				1,937	(1,937)	0
Dividend payments
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights		14
Change in other comprehensive income (not recognized in income statement)
Recognition of other comprehensive income in income statement
Balance at June 30, 2004	10,746	49,514	(19,630)	1,937	1,209	(16,484)

Balance at Jan. 1, 2005	10,747	49,523	(19,617)	1,937	1,564	(16,116)
Changes in the composition of the Group
Profit after income taxes					1,953	1,953
Unappropriated net profit (loss) carried forward				1,564	(1,564)	0
Dividend payments			(2,586)			(2,586)
Proceeds from the exercise of stock options		21				0
Change in other comprehensive income (not recognized in income statement)			3			3
Recognition of other comprehensive income in income statement
Balance at June 30, 2005	10,747	49,544	(22,200)	3,501	1,953	(16,746)

First half of 2005

Statement of changes in equity

	Parent
	Other comprehensive income
	Fair value measure- ment of available- for-sale financial assets millions of €	Fair value measure- ment of derivatives millions of €	Revaluation in the context of business combinations millions of €	Deferred taxes millions of €	Difference from currency translation millions of €	Total millions of €
Balance at Jan.1, 2004	262	1,124	0	(436)	(3,900)	(2,950)
Changes in the composition of the Group
Profit after income taxes
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights
Change in other comprehensive income (not recognized in income statement)	92	(136)		57	1,271	1,284
Recognition of other comprehensive income in income statement	(256)					(256)
Balance at June 30, 2004	98	988	0	(379)	(2,629)	(1,922)

Balance at Jan. 1, 2005	860	1,428	63	(556)	(4,462)	(2,667)
Changes in the composition of the Group
Profit after income taxes
Unappropriated net profit (loss) carried forward
Dividend payments
Proceeds from the exercise of stock options
Change in other comprehensive income (not recognized in income statement)	126	(490)	(3)	184	2,538	2,355
Recognition of other comprehensive income in income statement	(47)	5				(42)
Balance at June 30, 2005	939	943	60	(372)	(1,924)	(354)

First half of 2005

Statement of changes in equity

	Parent
	Treasury shares	Total (equity interest of shareholders in parent company)	Minority interest capital
	millions of €	millions of €	millions of €
Balance at Jan.1, 2004	(8)	39,594	4,316
Changes in the composition of the Group		1
Profit after income taxes		1,209	252
Unappropriated net profit (loss) carried forward
Dividend payments			(144)
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights		14
Change in other comprehensive income (not recognized in income statement)		1,284
Recognition of other comprehensive income in income statement		(256)
Balance at June 30, 2004	(8)	41,846	4,424

Balance at Jan. 1, 2005	(8)	41,479	4,333
Changes in the composition of the Group			(1,009)
Profit after income taxes		1,953	244
Unappropriated net profit (loss) carried forward		0
Dividend payments		(2,586)	(193)
Proceeds from the exercise of stock options		21
Change in other comprehensive income (not recognized in income statement)		2,358	3
Recognition of other comprehensive income in income statement		(42)
Balance at June 30, 2005	(8)	43,183	3,378

First half of 2005

Statement of changes in equity

	Minority interest					Total consolidated shareholders’ equity
	Other comprehensive income				Total (minority interest in equity)
	Revaluation in the context of business combinations millions of €	Difference from currency translation millions of €	Other millions of €	Total millions of €	millions of €	millions of €

Balance at Jan.1, 2004	0	(95)	1	(94)	4,222	43,816
Changes in the composition of the Group						1
Profit after income taxes					252	1,461
Unappropriated net profit (loss) carried forward
Dividend payments					(144)	(144)
Proceeds from the exercise of stock options
Proceeds from the exercise of option and conversion rights						14
Change in other comprehensive income (not recognized in income statement)		86		86	86	1,370
Recognition of other comprehensive income in income statement						(256)
Balance at June 30, 2004	0	(9)	1	(8)	4,416	46,262

Balance at Jan. 1, 2005	61	(3)	1	59	4,392	45,871
Changes in the composition of the Group		(2)		(2)	(1,011)	(1,011)
Profit after income taxes					244	2,197
Unappropriated net profit (loss) carried forward
Dividend payments					(193)	(2,779)
Proceeds from the exercise of stock options						21
Change in other comprehensive income (not recognized in income statement)	(3)	55		52	55	2,413
Recognition of other comprehensive income in income statement						(42)
Balance at June 30, 2005	58	50	1	109	3,487	46,670

First half of 2005

Consolidated cash flow statement

	H1 2005 millions of €	H1 2004 millions of €	FY 2004 millions of €
Profit after income taxes	2,197	1,461	1,990
Depreciation, amortization and impairment losses	5,168	5,904	13,128
Income tax expense (refund)	1,249	319	1,528
Interest income and interest expenses	1,535	1,789	3,354
(Gain) loss from the disposal of non-current assets	(12)	(100)	(334)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(77)	(26)	(945)
Other non-cash transactions	(26)	313	821
Change in assets carried as working capital	(671)	(729)	523
Change in provisions	(241)	265	604
Change in other liabilities carried as working capital	(1,030)	(676)	(337)
Income taxes received (paid)	(697)	509	48
Dividends received	24	30	82
Cash generated from operations	7,419	9,059	20,462
Net interest paid	(1,604)	(1,855)	(3,742)
Net cash from operating activities	5,815	7,204	16,720
Cash outflows for investments in
Intangible assets	(1,032)	(355)	(1,044)
Property, plant and equipment	(3,883)	(2,573)	(5,366)
Non-current financial assets	(402)	(505)	(870)
Investments in fully consolidated subsidiaries	(2,007)	(150)	(483)
Proceeds from disposal of
Intangible assets	20	9	7
Property, plant and equipment	170	205	550
Non-current financial assets	172	328	2,140
Investments in fully consolidated companies and business units	2	0	1
Net change in short-term investments and marketable securities	(14)	(297)	564
Other	0	2	0
Net cash used in investing activities	(6,974)	(3,336)	(4,501)
Proceeds from issue of short-term financial liabilities	1,913	381	703
Repayment of short-term financial liabilities	(6,069)	(6,088)	(13,798)
Proceeds from issue of medium- and long-term financial liabilities	4,258	159	1,322
Repayment of medium- and long-term financial liabilities	(287)	(420)	(481)
Dividend payments	(2,723)	(170)	(404)
Proceeds from the exercise of stock options	14	11	21
Repayment of lease liabilities	(100)	(151)	(244)
Net cash used in financing activities	(2,994)	(6,278)	(12,881)
Effect of foreign exchange rate changes on cash and cash equivalents	58	31	(17)
Net decrease in cash and cash equivalents	(4,095)	(2,379)	(679)
Cash and cash equivalents, at the beginning of the period	8,005	8,684	8,684
Cash and cash equivalents, at end of the period	3,910	6,305	8,005

Selected notes to the consolidated income statement.

First half of 2005

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not, or were only partially, included in the consolidated financial statements as of June 30, 2004. These were the Scout24 group at Broadband/Fixed Network, T-Mobile Slovensko (formerly EuroTel) at Mobile Communications, and Software Daten Service Gesellschaft mbH at Business Customers. In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group; Business Customers sold T-Systems DSS in the second quarter. The following table shows the effect of these acquisitions and sales on the individual line items of the consolidated income statement for the first six months of 2005.

Impact of changes in the composition of the Group on the consolidated income state-ment in the first half of 2005

	Broadband/ Fixed Network millions of €	Mobile Communications millions of €	Business Customers millions of €	Total millions of €
Net revenue	22	166	(4)	184
Cost of sales	(14)	(100)	3	(111)
Gross profit	8	66	(1)	73
Selling expenses	(8)	(21)	0	(29)
General and administrative expenses	(4)	(6)	0	(10)
Other operating income	0	0	(1)	(1)
Other operating expenses	0	(2)	0	(2)
Profit from operations	(4)	37	(2)	31
Finance costs	0	(2)	0	(2)
Interest income	0	0	0	0
Interest expense	0	(2)	0	(2)
Share of loss of associates and joint ventures accounted for using the equity method	0	(14)	0	(14)
Other financial income (expense)	0	0	0	0
Financial expense, net	0	(16)	0	(16)
Profit before income taxes	(4)	21	(2)	15
Income taxes	(1)	(6)	0	(7)
Profit (loss) after income taxes	(5)	15	(2)	8
Profit (loss) attributable to minority interests	(1)	6	0	5
Net profit (loss)	(4)	9	(2)	3

Cost of sales

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Cost of sales	(7,649)	(8,971)	14.7	(15,175)	(16,190)	6.3	(31,559)

The decrease in the cost of sales by around EUR 1.0 billion compared with the first half of 2004 is primarily due to the development in the Mobile Communications and Broadband/Fixed Network business areas. In particular, the non-recurrence of the impairment loss on mobile communications licenses in the United States of around EUR 1.4 billion charged in the previous year had a positive impact on Mobile Communications.

Selling expenses

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Selling expenses	(3,507)	(3,072)	(14.2)	(6,941)	(6,279)	(10.5)	(12,837)

The EUR 0.7 billion increase in selling expenses relates in particular to the rise in expenses at T-Mobile USA

First half of 2005

following the growth in the number of T-Mobile stores, as well as to higher customer acquisition costs. The Broadband/Fixed Network business area continued to incur higher selling expenses, in particular at T-Online in connection with advertising campaigns for broadband and entertainment services.

General and administrative expenses

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

General and administrative expenses	(1,058)	(1,148)	7.8	(2,095)	(2,182)	4.0	(4,505)

General and administrative expenses decreased by EUR 0.1 billion compared with the first half of 2004. The decline in general and administrative expenses at Group Headquarters & Shared Services were offset by higher expenses in the Broadband/Fixed Network business area, in particular at T-Com.

First half of 2005

Financial income/expense, net

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Financial expense, net	(782)	(696)	(12.4)	(1,503)	(1,920)	21.7	(2,743)
Finance costs	(792)	(895)	11.5	(1,535)	(1,789)	14.2	(3,354)
Interest income	76	93	(18.3)	175	222	(21.2)	376
Interest expense	(868)	(988)	12.1	(1,710)	(2,011)	15.0	(3,730)
Share of profit of associates and joint ventures accounted for using the equity method	41	80	(48.8)	77	26	n.a.	945
Other financial income (expense)	(31)	119	n.a.	(45)	(157)	71.3	(334)

Net financial expense decreased by EUR 0.4 billion as against the first half of 2004. This development was due in particular to the reduction in interest expense as a result of lower financial liabilities. In addition, the first quarter of 2004 included expenses for Toll Collect, which impacted the share of profit/loss of associates and joint ventures accounted for using the equity method. No such expenses were recorded in the first half of 2005. The positive effects from foreign currency translation in particular impacted other financial income/expense.

First half of 2005

Income taxes

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Income taxes	(763)	111	n.a.	(1,249)	(319)	n.a.	(1,528)

Year-on-year, profit before income taxes almost doubled in the first half of 2005. The income tax ratio increased in the first half of 2005 as against the first half of 2004. The income tax ratio in the first half of 2004 was considerably lower. This was mainly due to the reversal of valuation allowances on deferred tax assets at foreign mobile communications companies and restructuring measures in the field of mobile communications.

Other disclosures.

Executive bodies

During the reporting period, the following changes occurred in the composition of the Company’s Board of Management and Supervisory Board:

Konrad F. Reiss, the Deutsche Telekom AG Board of Management member responsible for the Business Customers strategic business area and the CEO of T-Systems, died on April 6, 2005. Chairman Kai-Uwe Ricke has temporarily assumed responsibility on the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area.

Effective midnight on February 9, 2005, Dr. Wendelin Wiedeking, President and Chief Executive Officer of Dr. Ing. h.c. F. Porsche AG, resigned from his position on the Supervisory Board of Deutsche Telekom AG. Dr. Wolfgang Reitzle, President and Chief Executive Officer of Linde AG, was initially appointed as a member of the Supervisory Board by order of  the Bonn ‘Amtsgericht’ (District Court) effective February 10, 2005 and confirmed in his position by the shareholders’ meeting of Deutsche Telekom AG.

Mr. Volker Halsch, State Secretary at the Federal Ministry of Finance, was also elected to the Supervisory Board by Deutsche Telekom AG’s shareholders on April 26, 2005. As of October 1, 2004, the Bonn District Court appointed State Secretary Volker Halsch as successor to State Secretary Dr. Manfred Overhaus, who left the Supervisory Board as of September 30, 2004.

Personnel

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Personnel costs	(3,367)	(3,384)	0.5	(6,709)	(6,718)	0.1	(13,342)

First half of 2005

Based on both the second quarter and the first half of 2005, personnel costs remained essentially unchanged as against the respective periods in the prior year. Lower expenses as a result of the reduction in the number of employees, both at the balance sheet date and on average in the reporting period, (particularly at T-Com’s Eastern European subsidiaries within the Broadband/Fixed Network business area and at Vivento at Group Headquarters & Shared Services) were primarily offset by an increase in collectively agreed wages and salaries in Germany and staff expansion at T-Mobile USA.

The personnel cost ratio for the first half of 2005 amounted to 23 percent and thus improved by around 0.8 percentage points year-on-year.

Average number of employees

	H1 2005	H1 2004	Change	Change %	2004

Deutsche Telekom Group	244,238	248,073	(3,835)	(1.5)	247,559
Civil servants	46,786	49,407	(2,621)	(5.3)	48,536
Non-civil servants	197,452	198,666	(1,214)	(0.6)	199,023

Trainees and student interns	10,390	9,838	552	5.6	10,146

Number of employees at balance sheet date

	June 30, 2005	Dec. 31, 2004	Change	Change %	June 30, 2004

Deutsche Telekom Group	244,277	244,645	(368)	(0.2)	247,830
Civil servants	46,633	47,163	(530)	(1.1)	47,964
Non-civil servants	197,644	197,482	162	0.1	199,866

Trainees and student interns	9,374	11,693	(2,319)	(19.8)	9,035

First half of 2005

Depreciation, amortization and impairment losses

	Second quarter of 2005			First half of 2005
	Q2 2005 millions of €	Q2 2004 millions of €	Change %	H1 2005 millions of €	H1 2004 millions of €	Change %	FY 2004 millions of €

Amortization and impairment of intangible assets	(624)	(1,757)	64.5	(1,237)	(2,058)	39.9	(5,472)
of which: UMTS licenses	(215)	(88)	n.a.	(428)	(90)	n.a.	(519)
of which: U.S. mobile communications licenses	—	(1,353)	n.a.	(23)	(1,353)	98.3	(1,261)
of which: goodwill	—	—		—	—		(2,434)
Depreciation and impairment of property, plant and equipment	(1,986)	(1,957)	(1.5)	(3,931)	(3,846)	(2.2)	(7,656)
Total depreciation, amortization and impairment losses	(2,610)	(3,714)	29.7	(5,168)	(5,904)	12.5	(13,128)

The decrease in depreciation, amortization and impairment losses relates mainly to the non-recurrence of the impairment loss on U.S. mobile communications licenses of approximately EUR 1.4 billion charged in the previous year due to the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the first half of 2005, this decrease was tempered in particular by an increase in the amortization of UMTS licenses by around EUR 0.3 billion year-on-year, as the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004 respectively, meaning that their amortization did not begin until the second and third quarters of 2004 respectively.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents decreased by approximately EUR 4.1 billion in the reporting period. Alongside the acquisition of additional interests in T-Online International AG, prior to the merger process of the latter into Deutsche Telekom AG, and the purchase of networks in the United States in the first quarter of 2005, this was due in particular to the dividend payment made in the second quarter of 2005.

Detailed information can be found in the consolidated cash flow statement.

First half of 2005

Intangible assets and property, plant and equipment

	June 30, 2005 millions of €	Dec. 31, 2004 millions of €	Change millions of €	Change %	June 30, 2004 millions of €

Intangible assets	54,625	50,736	3,889	7.7	55,468
of which: UMTS licenses	14,165	14,315	(150)	(1.0)	14,904
of which: U.S. mobile communications licenses	16,718	14,492	2,226	15.4	16,154
of which: goodwill	20,322	18,705	1,617	8.6	21,693
Property, plant and equipment	48,376	46,318	2,058	4.4	47,891

The increase in intangible assets is largely due to exchange rate effects amounting to EUR 3.1 billion, as well as to the addition of goodwill from the acquisition of additional interests in T-Online International AG prior to the merger process of the company into Deutsche Telekom AG, and to the wholesale agreement with Cingular in the United States. The rise in property, plant and equipment relates to exchange rate effects totaling EUR 1.0 billion, and to the addition of networks in California, Nevada and New York.

Additions to assets

	H1 2005 millions of €	H1 2004 millions of €	Change millions of €	Change %	FY 2004 millions of €
Additions to assets	6,224	2,710	3,514	n.a.	6,579
Intangible assets	1,944	469	1,475	n.a.	1,325
Property, plant and equipment	4,280	2,241	2,039	n.a.	5,254

The increased spending on intangible assets in the first half of 2005 is primarily due to goodwill of EUR 0.8 billion from the acquisition of additional interests in T-Online International AG, while the addition to property, plant and equipment is largely attributable to the acquisition of networks in California and Nevada.

First half of 2005

Shareholders’ equity

	June 30, 2005 millions of €	Dec. 31, 2004 millions of €	Change millions of €	Change %	June 30, 2004 millions of €

Issued capital	10,747	10,747	0	—	10,746
Capital reserves	49,544	49,523	21	0.04	49,514
Retained earnings including carryforwards	(18,699)	(17,680)	(1,019)	(5.8)	(17,693)
Other comprehensive income	(354)	(2,667)	2,313	86.7	(1,922)
Net profit	1,953	1,564	389	24.9	1,209
Treasury shares	(8)	(8)	0	—	(8)
	43,183	41,479	1,704	4.1	41,846
Minority interest	3,487	4,392	(905)	(20.6)	4,416
Total shareholders’ equity	46,670	45,871	799	1.7	46,262

The increase in shareholders’ equity is due to net profit and, in particular, to positive exchange rate effects from the translation of foreign Group companies. This was offset by a decrease in minority interest as a result of the acquisition of additional interests in T-Online International AG prior to the merger process of the latter into Deutsche Telekom AG, as well as by the dividend payment.

On April 26, 2005, the shareholders’ meeting resolved to pay a dividend of EUR 0.62 per no par value share carrying dividend rights. This corresponds to a total dividend payment of EUR 2,586 million.

2,670,828 treasury shares were held at June 30, 2005. Treasury shares accounted for 0.06 percent of issued capital.

First half of 2005

Stock-based compensation plans.

Deutsche Telekom AG, T-Online International AG, T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

Stock option plans.

Deutsche Telekom AG stock option plans

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

		SOP 2001		SOP 2000
	Stock options thousands	Weighted average exercise price €	Stock options thousands	Weighted average exercise price €

Outstanding stock options at Jan. 1, 2005	11,443	24.36	855	62.69
Granted	0	—	0	—
Exercised	33	12.36	0	—
Forfeited	84	22.05	15	62.69
Outstanding at June 30, 2005	11,326	24.41	840	62.69
Exercisable at June 30, 2005	9,465	26.78	0	—

The options from the 2000 stock option plan were worth EUR 25.08 at the time they were granted. For the 2001 stock option plan, the options of the 2001 and 2002 tranches were worth EUR 4.87 and EUR 3.79 respectively.

T-Online International AG stock option plans

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and executives of T-Online and its subsidiaries, prior to the company’s initial public offering. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan,” to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

First half of 2005

		SOP 2001		SOP 2000
	Stock options thousands	Weighted average exercise price €	Stock options thousands	Weighted average exercise price €

Outstanding stock options at Jan. 1, 2005	3,868	10.31	117	37.65
Granted	0	—	0	—
Exercised	0	—	0	—
Forfeited	92	10.34	3	37.65
Outstanding at June 30, 2005	3,776	10.30	114	37.65
Exercisable at June 30, 2005	2,807	10.32	0	—

T-Mobile USA (VoiceStream/ Powertel) stock option plan

Before its acquisition on May 31, 2001, VoiceStream/Powertel (now: T-Mobile USA) had granted stock options to its employees. On May 31, 2001, these were converted at a rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain executives in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

		Weighted average
	Stock options	exercise price
	thousands	USD

Outstanding stock options at Jan. 1, 2005	17,516	19.68
Granted	0	—
Exercised	1,279	20.74
Forfeited	716	23.87
Outstanding at June 30, 2005	15,521	20.13
Exercisable at June 30, 2005	13,775	21.04

First half of 2005

Magyar Telekom (MATÁV) stock option plan

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a management stock option plan.

On July 1, 2002, Magyar Telekom used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 and 2005 respectively).

The following table provides an overview of the development of the total stock options held:

	Stock options thousands	Weighted average exercise price HUF

Outstanding stock options at Jan. 1, 2005	3,207	944
Granted	0	—
Exercised	0	—
Forfeited	95	944
Outstanding at June 30, 2005	3,112	944
Exercisable at June 30, 2005	3,037	942

Mid-Term Incentive Plan (MTIP).

Deutsche Telekom AG MTIP

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group, and other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for five years. A decision will be taken each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. The MTIP 2004 came into effect on January 1, 2004 and will end after the expiration of the three-year term on December 31, 2006; the launch of the MTIP 2005 has already been agreed for 2005.

The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, dependent on the achievement of the two performance targets determined in advance.

The first, absolute performance target is reached if, at the end of the term of the plan, i.e., after three years, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan.

The second, relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan.

If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, only 50 percent of the amount is paid out; and if neither performance target is achieved, no payment is made.

T-Mobile USA MTIP

T-Mobile USA’s MTIP is based on the same conditions as Deutsche Telekom AG’s MTIP.

First half of 2005

T-Mobile USA LTIP

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons.

T-Mobile UK MTIP

T-Mobile UK’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in property, plant and equipment, and intangible assets). The third performance target can only be achieved after the two other performance targets have been achieved.

T-Online International AG MTIP

T-Online’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of T-Online’s shares and the TecDAX share index.

Magyar Telekom (MATÁV) MTIP

Magyar Telekom’s MTIP is also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares.

In the first half of 2005, the expenses relating to the 2004 MTIPs in the Deutsche Telekom Group totaled approximately EUR 6 million. The expenses for the 2004 LTIP at T-Mobile USA amounted to around EUR 6 million.

Contingencies and other financial obligations

Contingencies and other financial obligations increased by EUR 3.7 billion to EUR 32.9 billion compared with December 31, 2004. This was primarily due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in the rental and lease obligations of T-Mobile USA in conjunction with the network infrastructure in California, Nevada and New York. The change in the U.S. dollar exchange rate since the end of 2004 also contributed to this increase.

In the year 2002, Deutsche Telekom applied to the U.S. tax authorities (Internal Revenue Service, IRS) for a determination regarding the exemption from U.S. withholding tax with respect to certain payments made between subsidiaries of Deutsche Telekom. Deutsche Telekom understands that the IRS is currently discussing whether to modify the requirements and conditions for granting such determinations and whether any such modification will impact the pending application. To date, Deutsche Telekom has not received any decision in writing from the IRS (or any definitive or final verbal comments on this matter). Accordingly, Deutsche Telekom does not at this time have any definitive information on the likely outcome of the current discussions within the IRS. However, Deutsche Telekom believes that it is more likely than not that a favorable determination will ultimately be granted. Accordingly, the amount of withholding taxes involved is not contained in the financial statements. This amount is estimated to be approximately USD 400 million.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities

Net cash from operating activities amounted to EUR 5.8 billion in the first half of 2005, a decrease of EUR 1.4 billion compared with the prior-year period. In addition to the change in working capital, this is mainly attributable to tax payments; by contrast, tax refunds were recorded in the first half of 2004.

First half of 2005

Net cash used in investing activities

Net cash used in investing activities increased to EUR 7.0 billion as compared with EUR 3.3 billion in the same period in 2004. The main reasons for this were the increase of EUR 2.0 billion in cash outflows for intangible assets and property, plant and equipment and the increase of EUR 1.9 billion in cash outflows for investments in fully consolidated subsidiaries. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, as well as investments in the Mobile Communications strategic business area and the acquisition of additional interests in T-Online amounting to EUR 1.8 billion. The effect was offset by a decrease of EUR 0.3 billion in cash outflows for short-term investments and marketable securities.

Net cash used in financing activities

Year-on-year, net cash used in financing activities decreased by EUR 3.3 billion to EUR 3.0 billion in the first six months of 2005. This is primarily attributable to a total increase in proceeds from the issue of medium- and long-term financial liabilities of EUR 5.6 billion (mainly euro bonds and commercial papers), which was reduced by the dividend of EUR 2.6 billion paid by Deutsche Telekom AG.

First half of 2005

Segment reporting.

The segment report for the period ending June 30, 2005 complies with IAS 14. It has been prepared in accordance with the IFRSs that, according to current information, must be applied to the first consolidated IFRS financial statements for the period ending December 31, 2005. The primary reporting format pursuant to IFRS has been restructured to reflect the Deutsche Telekom Group’s realignment according to strategic business areas. Prior-year figures have been adjusted to reflect the new structure and accounting standards.

Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT). Share of profit/ loss of associates and joint ventures accounting for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2004 financial year as well as for the second quarter and first half of both 2005 and 2004. In addition to the details of the segments, there is also a reconciliation line.

Segment information for the 2004 financial year

FY 2004

	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations (EBIT) millions of €	Share of profit (loss) of associates and joint ventures accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €

Group	57,360	—	57,360	6,261	945	(9,259)	(3,869)
Broadband/ Fixed Network	22,409	4,601	27,010	5,545	25	(4,207)	(201)
Mobile Communications	25,450	1,077	26,527	1,510	1,177	(3,379)	(3,574)
Business Customers	9,241	3,716	12,957	570	(298)	(945)	(2)
Group Headquarters & Shared Services	260	3,266	3,526	(1,432)	27	(784)	(92)
Reconciliation	—	(12,660)	(12,660)	68	14	56	0

First half of 2005

Segment information in the quarters

Q2 2005

Q2 2004

	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations (EBIT) millions of €	Share of profit (loss) of associates and joint ventures accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €

Group	14,748	—	14,748	2,609	41	(2,571)	(39)
	14,377	—	14,377	1,284	80	(2,336)	(1,378)
Broadband/ Fixed Network	5,439	1,050	6,489	1,417	6	(1,014)	(1)
	5,609	1,200	6,809	1,455	7	(1,119)	(3)
Mobile Communications	6,962	235	7,197	1,263	35	(1,179)	(1)
	6,372	277	6,649	36	67	(800)	(1,366)
Business Customers	2,281	925	3,206	184	1	(221)	0
	2,327	945	3,272	140	7	(243)	0
Group Headquarters & Shared Services	66	817	883	(231)	(1)	(175)	(36)
	69	813	882	(318)	(1)	(188)	(8)
Reconciliation	—	(3,027)	(3,027)	(24)	0	18	(1)
	—	(3,235)	(3,235)	(29)	0	14	(1)

Segment information in the first half years

H1 2005

H1 2004

	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	Profit (loss) from operations (EBIT) millions of €	Share of profit (loss) of associates and joint ventures accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €

Group	29,124	—	29,124	4,949	77	(5,057)	(111)
	28,267	—	28,267	3,700	26	(4,502)	(1,402)
Broadband/ Fixed Network	10,966	2,161	13,127	2,923	9	(2,025)	(1)
	11,262	2,488	13,750	2,932	15	(2,199)	(5)
Mobile Communications	13,493	450	13,943	2,229	65	(2,291)	(25)
	12,338	583	12,921	1,177	153	(1,485)	(1,366)
Business Customers	4,534	1,796	6,330	364	2	(436)	0
	4,536	1,811	6,347	299	(141)	(475)	0
Group Headquarters & Shared Services	131	1,605	1,736	(523)	(1)	(336)	(84)
	131	1,617	1,748	(642)	(1)	(369)	(31)
Reconciliation	—	(6,012)	(6,012)	(44)	2	31	(1)
	—	(6,499)	(6,499)	(66)	0	26	0

Accounting in accordance with IFRS.

Statement of compliance

The financial statements for the period ended June 30, 2005 are in compliance with IAS 34. They have been prepared in accordance with the IFRSs published as of June 30, 2005 and required to be applied to the first IFRS consolidated financial statements as of December 31, 2005. The exemption of earlier voluntary application of a pronouncement was only applied in the case of IFRIC 4. Please refer to the Interim Report for the period January 1 to March 31, 2005 for the accountting policies applied for the Group’s financial

First half of 2005

reporting.

Adjustments due to changes in reporting

Deferred tax assets and liabilities have been netted over the German tax consolidation group for the first time to improve the presentation of Deutsche Telekom’s financial position. The prior-year comparatives have been amendeds accordingly.

The composition of finance costs and other financial income/expense has changed as against the first quarter of 2005 due to the change in the recognition of interest income and expense when accounting for interest rate derivatives. Prior-period comparatives have been adjusted accordingly.

Explanation of transition to IFRS.(11)

General

According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for the first time for the financial year 2005 and thereafter. The opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1).

In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005, the preparation date of the first IFRS consolidated financial statements. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 are recognized directly in equity at the date of transition to IFRS.

The interim financial statements for the half year ended June 30, 2005 have been prepared in accordance with the IFRSs published as of June 30, 2005 and required to be applied to the first IFRS consolidated financial statements as of December 31, 2005. The option of earlier voluntary application of a pronouncement was only applied in the case of IFRIC 4.

There can be no guarantee that the IASB will not issue further pronouncements by the preparation date of the consolidateed financial statements for the period ending December 31, 2005 and that the IFRSs applied to the consolidated financial statements for the first half of 2005 will not differ from those applied to the consolidated financial statements for the period ending December 31, 2005. Moreover, the EU Commission has yet to endorse individual pronouncements by the IASB.

Material effects of the transition from German GAAP to IFRS

Material effects on the net assets, financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation. The prior-year comparatives have been restated accordingly.

(11)         For an explanation, please also refer to the reconciliation report “Historical figures according to IFRS. New Group organization.”

First half of 2005

Reconciliation of consolidated shareholders’ equity

	Explanatory notes	Dec. 31, 2004 millions of €	June 30, 2004 millions of €	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Jan. 1, 2003 millions of €

Shareholders’ equity under German GAAP		37,941	36,753	34,999	33,811	35,416
Goodwill	1	(3,070)	(2,408)	(3,027)	(3,508)	(5,953)
Mobile communications licenses	1	9,773	10,922	13,835	13,134	13,973
Software	2	583	545	576	608	623
Borrowing costs	3	(477)	(527)	(549)	(574)	(774)
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	856	96	197	270	283
Leases	5	(631)	(600)	(525)	(482)	(213)
Provisions	6	1,550	1,973	1,399	1,530	1,093
Pension provisions		381	277	260	279	(167)
Other provisions		1,169	1,696	1,139	1,251	1,260
Deferred revenue	7	(1,226)	(1,141)	(1,162)	(1,115)	(1,135)
Other IFRS adjustments	8	738	630	675	536	703
Deferred taxes	9	(166)	19	(748)	(394)	1,149
Deferred tax assets		2,655	3,392	2,938	3,927	6,703
Deferred tax liabilities		(2,821)	(3,373)	(3,686)	(4,321)	(5,554)
Shareholders’ equity under IFRS		45,871	46,262	45,670	43,816	45,165

Reconciliation of profit after income taxes

	Explanatory notes	Q1 2004 millions of €	Q2 2004 millions of €	H1 2004 millions of €	FY 2004 millions of €	FY 2003 millions of €

Income after taxes under German GAAP		266	1,748	2,014	4,933	1,623
Goodwill	1	636	649	1,285	115	1,584
Mobile communications licenses	1	265	(2,972)	(2,707)	(3,083)	1,113
Software	2	(34)	(34)	(68)	(24)	(6)
Borrowing costs	3	31	26	57	94	184
Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method	4	(18)	7	(11)	(13)	(7)
Leases	5	(38)	(77)	(115)	(159)	(277)
Provisions	6	(129)	585	456	87	443
Pension provisions		(23)	20	(3)	105	439
Other provisions		(106)	565	459	(18)	4
Deferred revenue	7	(46)	18	(28)	(115)	17
Other IFRS adjustments	8	109	(38)	71	29	(241)
Deferred taxes	9	(280)	787	507	126	(2,039)
Profit after income taxes under IFRS		762	699	1,461	1,990	2,394

1. Halbjahr 2005

Explanatory notes on the reconciliation of shareholders’ equity and profit after income taxes under IFRS.

1     Goodwill and mobile communications licenses.

In contrast to German GAAP, under IFRS U.S. mobile communications licenses are not amortized on account of their indefinite useful life but instead are reviewed for impairment once a year (“impairment-only approach”). For this reason, the amortization and impairment of the U.S. mobile communications licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This increased the carrying amount of the U.S. mobile communications licenses at January 1, 2003 by EUR 9.9 billion.

In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life. Instead, goodwill is tested for impairment once a year and, if a triggering event exists, during the year.

The impairment test performed in accordance with IFRS resulted in an impairment at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the goodwill carrying amount. As part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless in 2004 and the ensuing transfer of mobile communications licenses, these assets were impaired by around EUR 1.3 billion.

The impairment test of the unit T-Mobile UK, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004, which reduced goodwill accordingly.

The impairment test of the cash-generating unit T-Mobile Netherlands, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the goodwill carrying amount.

The impairment test of the entity Magyar Telekom (formerly MATÁV), which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telecom unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.2 billion as of December 31, 2004. These impairments were recognized through a reduction in the goodwill carrying amount.

UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and write-downs charged as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The networks were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

2     Software.

Recognizing internally generated software, which is not permissible under German GAAP, increases shareholders’ equity under IFRS in all of the periods presented. In the periods following the recognition, profit after income taxes under IFRS in the periods presented remains largely unaffected.

1. Halbjahr 2005

3     Borrowing costs.

The fact that Deutsche Telekom does not make use of the option under IFRS to recognize borrowing costs results in adjustments having to be made. Under German GAAP, borrowing costs accounted for during the construction period were recognized. Not recognizing borrowing costs reduces shareholders’ equity under IFRS in all periods. The lower amortizetion than under German GAAP increases profit after income taxes.

4     Measurement of investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method.

Investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is permanent, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders’ equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is around EUR 1.0 billion; the effect of around EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly in equity. Profit after income taxes remains largely unchanged in the periods presented.

5     Leases.

A considerably larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. While in an operating lease it is the lessor that recognizes the asset, it is the lessee that recognizes the asset in a finance lease.

Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back, whereas under IFRS the buildings must be classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gain must be spread over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

This reduces shareholders’ equity and the profit after income taxes under IFRS in all of the periods presented.

6     Provisions.

Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom’s pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise in particular from the different treatment of actuarial gains and losses and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders’ equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the full 2003 and 2004 financial years; it decreases for the first quarter of 2004, but increases slightly for the second quarter.

In the other provisions, it is primarily the restructuring provisions that increase shareholders’ equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes for the full 2003 and 2004 financial years remains largely unchanged. Profit after income taxes decreases for the first

1. Halbjahr 2005

quarter of 2004; however, it increases for the second quarter of 2004 because the provision for expected losses from executory contracts that relates to the winding up of the U.S. mobile communications joint venture with Cingular Wireless and was recognized under German GAAP is not permitted under IFRS.

7     Deferred revenue.

The main difference between German GAAP and IFRS is the way up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, on the other hand, the up-front fees and the incremental costs are accrued over the average duration of the customer relationship. In addition, differences in the recognition of long-term construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders’ equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

8     Other IFRS adjustments.

Other IFRS adjustments relate, for example, to the different accounting principles regarding asset-backed securitization (ABS) transactions, derivatives and measurement of property, plant and equipment. All in all this increased shareholders’ equity in all of the periods presented. Profit after income taxes decreases for the full 2003 financial year and for the second quarter of 2004, and increases for all other periods presented.

9     Deferred taxes.

Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG’s “contribution goodwill,” tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts (“contribution goodwill”), yet no goodwill is to be capitalized in Deutsche Telekom AG’s consolidated balance sheets under IFRS. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

Furthermore, under IFRS – in contrast to German GAAP – deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards. Taking the forecast development of earnings into account, it is sufficiently certain that the recognized deferred tax assets from loss carryforwards will be realized.

The recognition of deferred taxes of EUR 6.7 billion as of January 1, 2003 leads to an increase in shareholders’ equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

The deferred taxes recognized on measurement differences primarily relate to deferred tax liabilities on measurement differences between IFRS and German GAAP in connection with the realized hidden reserves for U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders’ equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities are initially not released. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

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Net cash from operating activities

	Explanatory notes	Q1 2004 millions of €	Q2 2004 millions of €	H1 2004 millions of €	FY 2004 millions of €

German GAAP		4,250	2,878	7,128	16,307
Internally developed software	10	15	39	54	254
ABS	11	(211)	160	(51)	(339)
Leases	12	20	91	111	207
Borrowing costs	13	(8)	(14)	(22)	(58)
Other		238	(254)	(16)	349
IFRS		4,304	2,900	7,204	16,720

Net cash used in investing activities

	Explanatory notes	Q1 2004 millions of €	Q2 2004 millions of €	H1 2004 millions of €	FY 2004 millions of €

German GAAP		(1,337)	(2,014)	(3,351)	(4,318)
Internally developed software	10	(15)	(39)	(54)	(254)
ABS	11	19	20	39	41
Leases	12	22	18	40	37
Borrowing costs	13	8	14	22	58
Other		(32)	0	(32)	(65)
IFRS		(1,335)	(2,001)	(3,336)	(4,501)

Net cash used in financing activities

	Explanatory notes	Q1 2004 millions of €	Q2 2004 millions of €	H1 2004 millions of €	FY 2004 millions of €

German GAAP		(2,606)	(3,598)	(6,204)	(12,652)
Internally developed software	10
ABS	11	192	(180)	12	298
Leases	12	(42)	(109)	(151)	(244)
Borrowing costs	13
Other		(202)	267	65	(283)
IFRS		(2,658)	(3,620)	(6,278)	(12,881)

Explanatory notes on the reconciliation of the consolidated cash flow statement

10   Internally developed software.

Under German GAAP, expenses for internally developed software are recognized as operational expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, theses expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

11   ABS.

Under IFRS, both financial liabilities and trade receivables increase. Changes under this item are classified accordingly under net cash from/used in financing activities or working capital and are therefore net cash from operating activities. The effects of retained discounts and fractions are no longer classified as net cash from operating activities, but under financial liabilities or financial receivables and shown under net cash used in investing or from/used in financing activities.

12   Leases.

Agreements that are classified as finance leases under IFRS in contrast to German GAAP lead to the recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash from/used in financing activities. In the case of an operating lease under German GAAP, these payments for operating

1. Halbjahr 2005

leases were assigned to net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

13   Borrowing costs.

Under German GAAP, borrowing costs are recognized and shown under cash outflows for investments. Under IFRS, the exemption to recognize borrowing costs was not applied, and the payments are included in interest paid under net cash from operating activities.

Reconciliation of net debt

	Explanatory notes	Dec. 31, 2004 millions of €	Mar. 31, 2004 millions of €	June 30, 2004 millions of €

Net debt based on underlying German GAAP figures		35,198	44,585	43,330
Lease liabilities	14	2,487	2,410	2,340
Liabilities arising from ABS transactions	15	1,563	1,367	1,195
Other IFRS differences	16	295	302	202
Net debt based on underlying IFRS figures		39,543	48,664	47,067

Explanatory notes on the reconciliation of net debt

14   Lease liabilities.

In the case of a finance lease, the assets are measured at the lower of the fair value of the leased property and the present value of the minimum lease payments in the lessee’s balance sheet. At the same time, a lease liability is recognized in the same amount. As a result, Deutsche Telekom’s net debt increases.

15   Liabilities arising from ABS transactions.

As part of ABS transactions, mostly financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs must generally be consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that have to be consolidated by Deutsche Telekom. The capital market liabilities recognized by the SPEs increase Deutsche Telekom’s net debt.

16   Other IFRS differences.

The other differences primarily consist of the more extensive incorporation of derivatives as well as the cash collaterals included in other financial assets with regard to ABS transactions.

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Bonn, August 11, 2005

Deutsche Telekom AG Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Dr. Heinz Klinkhammer

René Obermann	Walter Raizner

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Deutsche Telekom

Investor Relations calendar 2005/2006.

Financial calendar

Dates

November 10, 2005	Deutsche Telekom report on the first nine months of 2005 Conference call
March 2, 2006(a)	Annual press conference on the 2005 financial year and analysts’ meeting
March 14, 2006(a)	Publication of the 2005 Annual Report
May 3, 2006(a)	2006 Shareholders’ meeting of Deutsche Telekom AG, Cologne

(a)          Date not yet finalized.

Further dates are published on the Internet at www.deutschetelekom.com.

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Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, i.e., they are not components of the IFRS consolidated financial statements and U.S. GAAP, such as EBITDA and EBITDA adjusted for special factors, adjusted EBITDA margin, capital expenditure, adjusted net income, free cash flow, and gross and net debt. These non-GAAP figures should not be used as a substitute for Deutsche Telekom’s GAAP figures. The non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report, which is also posted on Deutsche Telekom’s Investor Relations link under www.deutschetelekom.com.

This Interim Report contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas, effective since January 1, 2005.

The IFRS financial information contained in this report was prepared on the basis of the assumption that all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU.

For further explanations, please refer to “Explanation of transition to IFRS” in this Interim Report.

Subject to outstanding EU endorsement of individual standards under IFRS and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish consolidated financial statements for the 2005 financial year. Any changes may also have an impact on the preliminary comparatives already published for the years 2004 or 2003.

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Contacts.

Deutsche Telekom AG
Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone   +49 (0) 228 181 49 49
Fax   +49 (0) 228 181 9 40 04

This Group report can be downloaded
from the Investor Relations site
on the Internet at:
www.deutschetelekom.com

For further information on
the strategic business areas please refer to:
www.t-com.de
www.t-online.net
www.t-mobile-international.com
www.t-systems.com

Investor Relations, Bonn office
Phone   +49 (0) 228) 181 8 88 80
Fax   +49 (0) 228 181 8 88 99
E-mail: investor.relations@telekom.de

Investor Relations, New York office
Phone   +1 212 424 2926
Phone   1 877 DT SHARE (toll-free)
Fax   +1 212 424 2986
E-mail: investor.relations@usa.telekom.de

This Group Report for the first six months of 2005 is also available in German.

This Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 100 068

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff

Name:

Guido Kerkhoff

	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: August 15, 2005